Standard Chartered

Securities and Exchange Commission
450 Fifth Street, NW
Washington
DC 20549

Group Secretary's Department
Telephone: 020 7280 7109
Fax: 020 7280 7112
E-mail: Terry.Skippen@uk.standardchartered.com

12 September 2002

Ladies and Gentlemen

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours sincerely

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

By:
Name: Terry Skippen
Title: Assistant Secretary

dlw 9/19

Enc.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

tel +44 (0)20 7280 7500
fax +44 (0)20 7280 7112

Registered Office as above
Registered England 966425

82-5188

2002 Interim Results and Dividend



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

Standard Chartered

CONTENTS

Standard Chartered

29 August 2002

Dear Shareholder,

2002 Interim Results and Dividend

The interim results for the six months ended 30 June 2002 were as follows:

- Profit before taxation up at US $634 million compared with US $628 million in the first half of 2001 and US $461 million in the second half of 2001
- Net revenue up 6 per cent to US $2,285 million from US $2,164 million (second half of 2001: US $2,241 million)
- Normalised earnings per share at 36.1 cents (first half of 2001:40.2 cents and second half of 2001: 26.1 cents)
- Normalised return on equity at 12.8 per cent (first half of 2001: 14.4 per cent and second half of 2001: 9.3 per cent)
- Interim dividend per share increased by 10 per cent to 14.1 cents.

In addition to offering the dividend in either sterling or US dollars, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid shares instead of cash.

The share dividend alternative is a simple way for you to increase your shareholding in the Company without having to pay any dealing charges or stamp duty.

The price of the new shares to be issued instead of the 2002 interim cash dividend will be calculated over a five-day period at the end of September. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement between the announcement of the dividend and the payment date. The following document gives details of the arrangements for calculating and paying the dividend.

If you want to receive your dividend in sterling you do not need to do anything (unless you have a standing instruction in place to receive shares or US dollars).

If you want to receive your dividend in US dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares or US dollars, this remains in place and you do not need to do anything if you still want to take shares or US dollars.

If you have any questions about the dividend arrangements please call our registrars' helpline between 9.00am and 5.00pm, Monday to Friday. The telephone number is 0870 702 0138.

If you would like a copy of the full press release covering the interim results, please contact:
Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH or visit our website at www.standardchartered.com

Yours sincerely,

Patrick Gillam

Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 14 August 2002

Date that the ordinary shares were quoted ex-dividend.*

Friday 16 August 2002

Record date for the final dividend.**

Monday 23 September 2002

Your form of election or other instructions about this dividend must reach our registrars by this date.

Tuesday 24 September to Monday 30 September 2002

Dealing days for calculating the share dividend price in sterling.

Monday 30 September 2002

US dollar/sterling exchange rate on this date used for calculating the sterling cash dividend and the US dollar equivalent of the share dividend price.

Monday 14 October 2002

Dividend cheques and share certificates posted.

Tuesday 15 October 2002

Cash dividend paid, CREST accounts credited with new shares and dealings in new shares start.

*If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2002 interim dividend on them.

**You will receive the dividend on the number of shares registered in your name on this date.

When you are deciding if you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an independent financial adviser.

At the Company's Annual General Meeting on 2 May 2002, shareholders approved certain changes to the Company's Articles of Association which allows the share dividend price to be calculated using the average of the closing prices of the Company's shares for the five consecutive dealing days commencing on Tuesday 24 September 2002.

We are sending this circular to holders of preference shares for information only.

Terms of the share dividend

- You may choose to receive new shares instead of some or all of the cash dividend.
- The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price for the five consecutive dealing days commencing Tuesday 24 September 2002. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Monday 30 September 2002.
- Once the price for each new share is determined, we will calculate the number of shares you need to have at the record date in order to qualify for the share dividend. If you hold insufficient shares then you will receive the cash dividend. These details will be available on our website www.standardchartered.com/investors after Tuesday 1 October 2002.
- You can only receive a whole number of new shares. We will not issue fractions of a share.
- If you choose to take shares for only some of your dividend, the rest will be paid to you in cash.
- The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars.
- Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges or stamp duty.

The Company

The Company's reserves increase by issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$159.8 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Monday 19 August 2002 (being the last practicable date prior to the printing of this circular), the Company would issue approximately 13.4 million new shares, an increase of approximately 1.18 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2002 interim cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares or US dollars, you do not need to do anything. We will send you your cash dividend in sterling.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Monday 30 September 2002. We will show this rate on our website after Tuesday 1 October 2002.

As an example, if we had used the exchange rate quoted on Monday 19 August 2002 (being the last practicable date prior to the printing of this circular) (1.5350), the dividend in sterling would have been approximately 9.19 pence per share.

We can pay your cash dividend straight into your bank or building society account. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you have a standing instruction in place to receive US dollars you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2002 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. We can pay this directly into a US dollar account with your bank in the US – please contact our registrars for a form.

3. If you have a standing instruction in place to receive your dividend in shares, but you want cash

Please write to our registrars by 3.00pm on Monday 23 September 2002 to cancel your standing instruction.

4. **If you want new shares instead of all of your cash dividend**

   If you have a standing instruction in place to receive new shares you do not need to do anything. We will automatically give you new shares. We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity.

   If you do not have a standing instruction in place please complete your form of election and send it to our registrars to reach them by 3.00pm on Monday 23 September 2002. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

   If you wish to receive new shares instead of all of your cash dividend in future please tick box A(ii) on the form to put a standing instruction in place.

5. **If you want new shares instead of only some of your cash dividend**

   If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. When you write in, please allow enough time to cancel your standing instruction and to complete and return the form of election.

   If you do not have a standing instruction in place please complete the form of election enclosed with this document by writing in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

   The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate on Monday 30 September 2002. We can pay your cash straight into your bank or building society account. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

   Please note that if you write in box 3 a number of shares which is more than the number shown in box 1 we will treat your election as though it were based on the number of shares shown in box 1.

   All forms of election must be returned to our registrars by 3.00pm on Monday 23 September 2002.

6. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

   If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick box B on your form of election showing that you want it in US dollars.

   If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction.

General information

1. **Sending in your forms**

   Please return the form of election to the address printed on the back of the form. All letters to cancel standing instructions and letters to request gifts to charity (see below) should be sent to The Registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB, to reach them by 3.00pm on Monday 23 September 2002.

   All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. **Helpline**

   If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. **If you have recently bought or sold shares**

   The Company's shares were quoted ex-dividend on Wednesday 14 August 2002. This means that if you bought the Company's shares on or after that date you are not entitled to the 2002 interim dividend on them.

   If you bought or sold shares in the Company before 14 August 2002, and this is not reflected in the number of shares shown in box 1 on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Arrangements can then be made to transfer the dividend as appropriate.

4. **Payment of cash balances**

Any accumulated cash balances will be sent to you (without interest) if:-

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction to receive new shares
- you write to our registrars and ask them to send it to you.

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars.

5. **Giving to charity**

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charities which will benefit are:
Save the Children;
Oxfam; and
Action Aid.

To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend do not complete a standing instruction.
- If you set up a standing instruction we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them by 3.00pm on Monday 23 September 2002.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

As long as the shares are listed, if your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Monday 14 October 2002. If your shares are held in uncertificated form CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Tuesday 15 October 2002.

Dealings in the new shares should begin on Tuesday 15 October 2002. However, if the new shares are not listed, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find, enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Tuesday 15 October 2002.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation or amendment of the share dividend offer

The directors may amend or cancel the share dividend offer up to Monday 14 October 2002. They will only do this if it will not have a material adverse effect on shareholders who have chosen to receive new shares instead of cash. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless the rules do not apply. Shares may be sold or transferred outside the US in accordance with regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are *institutional investors eligible to make the election under the relevant state securities law.*

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

You can get more copies of this document and forms of election from our registrars until Monday 23rd September 2002.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 14.1¢ per share**
- **The price of one new share for the following examples, is US$11.973**
- **You hold, for the following examples, 1,500 shares**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 14.1¢ = US$211.5
Number of new shares = US$211.5* ÷ US$11.973 = 17.66 shares
Rounded down to 17 new shares
Value of new shares = 17 x US$11.973 = US$203.54

In this case the cash balance of US$7.96 will be carried forward to the next dividend or, if you choose, paid to charity.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 14.1¢ = US$105.75*
Number of new shares = US$105.75* ÷ US$11.973 = 8.83 shares
Rounded down to 8 new shares
Value of new shares = 8 x US$11.973 = US$95.78

In this case, unless you have asked to receive your cash balance in US dollars the cash balance of US$9.97 will be added to your cash dividend and US$115.72 will be converted to sterling using the US dollar/sterling exchange rate on Monday 30 September 2002 and paid to you by cheque, or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares or US dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars by 3.00pm on Monday 23 September 2002.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the form of election and tick box A(ii) to do so.

*Add this to any cash balance brought forward from the previous dividend.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
Do you have a standing instruction to receive shares?
YES
NO
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling or US dollars. The registrars should receive your letter by 3.00pm on 23 September 2002.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive all of the dividend in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
If you want to receive your cash dividend in US dollars, you should tick box B on your form of election. Sign, date and return the form.
Tick box A(i) on your form of election. Sign, date and return the form.
Tick boxes A(i) and A(ii) on your form of election. Sign, date and return the form.
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars, you should tick box B on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash value of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability. If you elect to receive your dividend in cash and hold your shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) you will, however, be able to reclaim all or part of the tax credit associated with the cash dividend. No such repayment claim can be made to the extent that you elect to receive this share dividend instead of a cash dividend.

For capital gains tax purposes, the cash value of the shares you receive instead of the cash dividend will be treated as the amount you paid for the shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 34 per cent will be liable to pay tax on dividend income at the currently applicable rate (25 per cent) on the gross amount of the dividend (as described above). The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged to corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend). However, in respect of a cash dividend, charities may make a claim to the Inland Revenue for compensation out of public funds of a percentage of the cash dividend received by the charity. This percentage is 8 per cent for the tax year 2002-2003.

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received if you had not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate, trust or partnership subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number: 966425

printed by vitesse corporate print

82-5188

Standard Chartered

2002 interim results

press release

TO CITY EDITORS **7 August 2002**
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

HIGHLIGHTS

Results

- Pre-tax profit up at $634 million compared with $628 million* in H1 2001 and $461 million* in H2 2001.
- Net revenue up 6 per cent to $2,285 million from $2,164 million.* (H2 2001: $2,241 million*).
- Costs down by 2 per cent over H1 2001 and down 6 per cent over H2 2001.
- Debt charge $138 million higher at $407 million (Hong Kong personal bankruptcies caused $149 million), but $55 million lower than H2 2001.
- Normalised earnings per share at 36.1 cents (H1 2001: 40.2 cents; H2 2001: 26.1 cents).
- Normalised return on equity at 12.8 per cent (H1 2001: 14.4 per cent*, H2 2001: 9.3 per cent*).
- Interim dividend per share increased by 10 per cent to 14.1 cents.

Significant achievements

- Pre-tax profit up 38 per cent from H2 2001 and 1 per cent from H1 2001.
- Cost income ratio (normalised basis) reduced from 55.6 per cent* in H1 2001 to 51.9 per cent (H2 2001: 56.0 per cent*).
- Strong growth in Consumer Banking in a wide range of dynamic markets.

Commenting on these results, the Chairman of Standard Chartered PLC, Sir Patrick Gillam, said:

"This is a good performance. We have begun to improve our returns on equity and have achieved excellent growth in a number of Asian and Middle Eastern markets. We are beginning to see real benefits from the acquisitions made in the past few years and from our cost efficiency programme. This progress has enabled us to absorb two major issues – Hong Kong bankruptcies and Argentina – and still deliver increased profitability."

* Comparative restated (see note 15)

STANDARD CHARTERED PLC - TABLE OF CONTENTS

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
RESULTS			
Net revenue	**2,285**	2,164*	2,241*
Provisions for bad and doubtful debts and contingent liabilities	**(407)**	(269)	(462)
Profit before taxation	**634**	628*	461*
Profit attributable to shareholders	**416**	404	295
BALANCE SHEET			
Total assets	**112,817**	109,837*	107,535*
Shareholders' funds:			
Equity	**6,470**	6,391*	6,279*
Non-equity	**1,273**	1,251	1,259
Capital resources	**13,507**	13,155*	12,959*
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share – normalised basis	**36.1**	40.2	26.1
Dividends per share	**14.1**	12.82	29.1
Net asset value per share	**570.69**	566.27*	555.33*
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**12.8**	14.4*	9.3*
Cost to income ratio – normalised basis	**51.9**	55.6*	56.0*
Capital ratios:			
Tier 1 capital	**9.0**	9.0*	9.0*
Total capital	**15.9**	16.5*	16.2*

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits on disposal of subsidiary undertakings and profits/losses on disposal of investment securities.

* Comparative restated (see note 15)

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

As I said six months ago the challenge for us in the first half was to grow our business and produce better performance in an uncertain world. Our results today show that we have done this. This is a good performance. We have begun to improve our returns on equity and have achieved excellent growth in a number of Asian and Middle Eastern markets. We are beginning to see real benefits from the acquisitions made in the past few years and from our cost efficiency programme. This progress has enabled us to absorb two major issues – Hong Kong bankruptcies and Argentina – and still deliver increased profitability.

Results

Highlights of our results are shown on page one. Pre tax profits have increased by 1 per cent over the first half of 2001 and by 38 per cent over the second half of 2001.

We have declared a dividend of 14.1 cents per share for the half year, an increase of 1.28 cents.

Business Progress

Our Group Chief Executive, Mervyn Davies, made it clear at the 2001 Annual Results announcement in February that the top priority was to turn Standard Chartered from a company that is well known for its emerging market franchise into one with a reputation for strong performance. Standard Chartered is in the right businesses and in the right markets but we need to demonstrate that we can improve returns on equity. During the past six months, the senior management team has focussed on this. A solid start has been made with Return on Equity improving to 12.8 per cent from the low of 9.3 per cent in the second half of last year.

These results show we are beginning to see benefits from the acquisitions we have made in the past few years. Standard Chartered Nakornthon in Thailand has moved into profit while the benefits of the Grindlays acquisition are demonstrated by the stronger contribution from India and the Middle East, with trading profit up 43 per cent and 53 per cent respectively. Hong Kong, despite being affected by the personal bankruptcy issue, still represents a tremendous market for us. The integration of the Chase consumer business is ahead of schedule and, in Manhattan, we have a strong and complementary brand. Singapore is performing strongly and Malaysia is turning around. As a result we are a better balanced bank with a greater number of major markets contributing to overall performance.

Improving our returns is our key goal whilst still making the right investments for the longer term. Last month we opened our first consumer banking branch in China, where we intend to be the leading foreign bank as this market opens up. We were also invited by the Bank of China to make a strategic investment in Bank of China Hong Kong at the time of its initial public offering. This reflects the strong and long-standing relationship between the two banks and, I believe, will result in new business opportunities for us both in and outside China.

Our cost programmes have progressed extremely well. Our global hubs in Chennai and Kuala Lumpur have been a great success, while we have taken strong action to reduce central costs.

Signs of Economic Recovery

The strength of Asian economies has exceeded expectations. Singapore, Malaysia and Thailand

have all improved with forecast growth for 2002 of 3.5 per cent, 4 per cent and 3.8 per cent respectively. However Hong Kong, our largest market, remains sluggish with 1 per cent forecast growth this year.

China's economic story is well-known. Less known is the impact it is having on the rest of the region.

Entry into the World Trade Organisation was a significant event. While everyone seems to be aware of the competitive threat posed by China, less coverage has been given to the opportunity it now provides. It represents a huge market for the rest of Asia to sell into. Exports to China from the rest of Asia increased from 3.3 per cent of total exports in 1990 to 6.5 per cent in 2000. Although China's progress is likely to be uneven, all economies in Asia are positioning themselves in relation to China. Singapore and Hong Kong are moving themselves up the value chain. Clearly this takes time and the adjustment costs of doing so are reflected in Hong Kong's sluggish performance.

Continued recovery in the region will further strengthen our position. However, in the short term, much still depends on the health of the United States, which still accounts for 25 per cent of Asia's exports. Although we are optimistic about the future we feel that a note of caution is appropriate.

Capital Strategy

We see listing in Hong Kong as an integral component of our strategy. It will raise our profile in our biggest market and expand our investor base. We hope to secure a dual primary listing in Hong Kong in the fourth quarter this year.

Whilst we believe that a modest equity offering could optimise the impact of the listing, any decision on whether to effect such an equity offering will be taken in the context of circumstances nearer the time and our overall desire to improve Return on Equity.

The Board

I am delighted to welcome Peter Sands, who joined us as Finance Director in May. Peter brings a wealth of experience and a rigorous approach to the role.

There is some sadness for me as this is my last Interim Results. As you know, we had hoped to announce my successor by now, but our desire to ensure that we apply the best governance standards to this process has meant that we are not in a position to make the announcement at this time. We will do so as soon as possible. Following a wide ranging review of potential candidates, a shortlist of strong, well-qualified candidates has been drawn up. The Nominations Committee is currently reviewing these candidates and the process is at an advanced stage.

Sir Patrick Gillam
Chairman **7 August 2002**

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

At our Annual Results presentation in February, I outlined my agenda for transforming Standard Chartered into a truly performance driven institution and for driving our Return on Equity towards 20 per cent.

Results

Our first half results show a good performance. Although economic growth has been constrained in many of our markets, we have delivered revenue growth of 6 per cent. We have also taken action to reduce costs. The benefits of our centralisation, reengineering and integration programmes have delivered a 2 per cent cost reduction over the first half of 2001. As a result, profit before provisions has increased 16 per cent first half on first half.

Bad debts have had an impact on our pre-tax profit. This has been due to two major issues: the rapid increase in personal bankruptcies in Hong Kong, and Argentina. I will cover both of these in more detail later. Despite this, however, pre-tax profit has increased by 1 per cent over the first half, and by 38 per cent compared to the second half of 2001.

The underlying growth clearly shows the positive impact of our strategic re-positioning - investing and growing in the right business and geographies.

The United Arab Emirates and India's first half performance now place them within the Group's top five contributors in terms of trading profit. Profits in Hong Kong were down in very difficult market conditions. Singapore has delivered a 26 per cent increase in trading profits. Malaysia has improved from last year's disappointing performance and our other countries combined in the Asia Pacific Region delivered a 42 per cent increase in trading profits. Our investments in markets like Taiwan and Thailand are paying off.

Progress on Management Agenda

At the full year results in February, I outlined nine key tasks designed to achieve a better Return on Equity. We have made progress on every one of them. I wish to highlight a few.

Consumer Banking

Consumer Banking has many attractive qualities as a business and continues to be a great opportunity for us. It has a high Return on Equity, high barriers to entry and regulated environments.

In Consumer Banking, excluding Hong Kong, we have achieved a 54 per cent increase in trading profit. This is an outstanding performance.

Our Hong Kong business has been seriously affected by the rise in personal bankruptcies. The Hong Kong Government is launching a consultation on changes to privacy rules which would allow the establishment of a positive credit checking bureau. We are hopeful that this will be in place by the end of the year. It would be a major factor in resolving the issue for the banking industry.

Hong Kong remains a core and attractive market. For example, we had a good first half in mortgages, with revenue growth once again being achieved.

Our second biggest market is Singapore. Having attained qualifying full bank licence status, we have managed to grow our customer base by 11 per cent and have enhanced our distribution capability through a shared ATM network. All in all, with the growth of cards, mortgages, unit trusts and Bancassurance, Singapore achieved a growth in profitability of 15 per cent.

Cards and personal loans

One of our most important businesses is cards. We already have about six million cards in issue. Cards and personal loans generate high returns on equity. We delivered 21 per cent growth in year-on-year revenues and a nine per cent increase in number of cards in issue.

We have strong market shares. Let me take India as an example. In India, the card industry is growing at the rate of 25-30 per cent CAGR. There are approximately five million cards in issue of which Standard Chartered has around 1.3 million.

We have been traditionally weak in the under 35 age group for cards and the roll out of the Manhattan brand proposition across Asia will attract this customer segment. We continue to improve our end-to-end processing. This will allow us to drive cost efficiencies from our scale.

Wealth Management

Cards is not our only great opportunity in Consumer Banking. The first half of this year saw a seven per cent growth in revenue in all wealth management products despite a lower margin environment.

Despite the gloom affecting markets globally, unit trust sales recorded impressive growth. Assets under management have grown in the last 12 months from $ 2.6 billion to $ 3.6 billion, with an increasing contribution from Taiwan, India and Indonesia. In Hong Kong we have been a market leader in the launch of corporate bonds distributed to retail customers.

Although small at this stage, retail foreign exchange has grown by 75 per cent. Hong Kong and Singapore currently account for 87 per cent of the revenues, but this is a significant cross sell opportunity across all of our markets. Finally, Bancassurance continues to flourish with revenues 28 per cent ahead of the first half of last year, with Hong Kong alone up 84 per cent.

Wholesale Banking

One of my stated objectives was to increase our focus on value creating businesses within Wholesale Banking and to prioritise our capital allocation.

We are exiting from some relationships that are not generating the returns that we need. We have reduced committed levels on investment grade companies by $2.1 billion to $43 billion. This is having a short term impact on revenue, but it is absolutely the right thing to do to improve our returns.

We are prioritising Consumer Banking in the allocation of incremental capital. This is not only helping the Consumer Bank to grow but also ensures that we are driving our capital within the Wholesale Bank towards those relationships which have the highest returns.

There are several high return areas in which we have been actively growing our Wholesale Banking business. Bond markets in Asia are developing rapidly. Our pipeline of capital market transactions is excellent. This should not overshadow the fact that we continue to win high quality mandates in cash management, custody and trade. For example, we were recently appointed by the Hong Kong Monetary Authority as the Settlement Institution for Euro clearing in Hong Kong.

Latin America has been a drag on our profitability and we are consequently undergoing a review of this business.

We are in the process of transforming our Wholesale business. We are making good progress - in the first half there was a particularly good story on the bad debt line in Asia - but we need to do even better.

Controlling Risk

Given the current risk environment we are operating in we have taken steps to enhance our control of risk. We have expanded our market risk and operational risk teams and conducted a review of our procedures and processes. We continue to dedicate resources to meeting the requirements of the Basel project. We are limiting our exposure to higher risk industry sectors.

The first half of this year has seen our problems confined largely to the personal bankruptcies problem in Hong Kong and to Argentine defaults.

With regard to the problem of personal bankruptcies in Hong Kong we have taken action to tackle the issue. Internally, we have tightened our approval criteria on new applications whilst reducing lines on higher risk customers. We have also developed early warning trigger mechanisms and improved our collections processes.

Externally, we have been very active in supporting the development of a positive credit bureau. We have led the lobbying for credit bureaux across Asia and sponsored the recent gathering of central banks in Thailand on this subject.

We were the first bank to recognise the bankruptcy problem in Hong Kong, the first to take action to address it and we believe that we have a good chance of being the first bank to recover from these problems.

Delivering Efficiency in Technology and Operations

A huge amount of work has been underway to upgrade our technology and operations. There has been substantial consolidation in many different areas of our business. We are re-engineering our HR and Finance functions and have standardised many of our operating models. Such initiatives are already starting to deliver substantial cost savings and increased operational flexibility.

The introduction of Global Shared Service Centres in Chennai and Kuala Lumpur is transforming the way our business is managed. By the year end we will have 2,000 people working in these centres only 18 months after they opened. We are also looking into a third hub in China which is likely to provide call centre services and processing. The financial benefits of this are, as yet, unquantified.

The benefit of our progress can be seen in our headcount numbers. We have reduced headcount from a total of 31,000 at the end of 2000 to 28,000 today. This is helping us make substantial progress in driving towards a cost income ratio of 50 per cent. We have also created a better mix. In the first half of this year the number of sales and marketing staff has increased by 22 per cent while the number of processing and support staff have been reduced by 13 per cent.

China

In July, we opened in Shanghai our first Consumer Banking branch in China in modern times. This branch has been approved by the People's Bank of China to provide customers, including local Chinese citizens, a full-range of foreign currency products and services. Standard Chartered Bank is one of only a few international banks to have been granted such approval. We will be opening three more branches in China during the next eight months in Shenzhen, Guangzhou and Beijing.

Last month we also took a $50 million stake in the initial public offering in the Bank of China Hong Kong. The fact that we were the only bank invited to subscribe ahead of the listing speaks volumes about the strength of the relationship that we have with the Bank of China. We believe that this stake will materially enhance this relationship and benefit business development.

Given the competitive advantages which we already have in China, we are very well positioned to build a large profitable business there in the future.

Transitioning Thailand and Taiwan to Profitability

One of my agenda items was to move both Thailand and Taiwan to profitability. I am pleased to say that both were profitable in the first half of 2002.

In Thailand we have successfully completed the integration of Nakornthon, with all operations merged and the overall branch network rationalised. Our people and organisation have been upgraded, new products and services launched and a compliance and control culture fully embedded. Of the 67 Nakornthon branches acquired, we closed or combined 35 which were unprofitable or in the wrong locations. We have added eight new branches, seven of which are in Tesco-Lotus hypermarket sites.

The result of these actions is a strong turnaround in performance. Trading profit in Standard Chartered Nakornthon Bank (SCNB) has been transformed from a loss of $47 million in the first 12 months after acquisition in September 1999 to a profit of $3 million in the first half of this year. Likewise, in Taiwan, trading profit for the branch has been increased from a loss of $25 million in 1999 to a profit of $11 million in the first half of this year.

Simplified Management Agenda

Thailand and Taiwan have been transitioned to profitability and we are now managing them as business as usual. We are combining our cost objectives into one. The agenda therefore has been simplified to six items:

1. Improve capital efficiency;
2. Consumer – build market share;
3. Reposition Wholesale to drive returns;
4. Control risk and balance with reward;
5. Drive cost efficiency;
6. Capture profitable growth in China and India.

India, which saw a 43 per cent increase in trading profits for the first half, has been added to the management agenda. Although the Grindlays integration has gone well there is more potential in this market.

Middle East and Other South Asia (MESA)

MESA's performance warrants special mention. It reflects very strong organic business growth and highlights the success of the Grindlays integration. Revenues are 16 per cent higher than the same period last year and costs are 7 per cent lower, resulting in an increase in trading profits of 53 per cent. Headcount has been reduced by 21 per cent and we now have a wide array of innovative products. The United Arab Emirates generates trading profit in excess of $100 million a year and Pakistan, Bangladesh and Bahrain are all well established businesses with great potential.

THE FUTURE

We are confident about our ability to grow, although the pace of growth will reflect market conditions. We are also confident about controlling the cost base, although investment spend will accelerate in the second half. Against this the Hong Kong bankruptcy situation remains uncertain, and the world in general is highly unpredictable. Given this mix of opportunities and uncertainty we feel that cautious optimism is the right stance to take.

Mervyn Davies
Group Chief Executive **7 August 2002**

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The results for the six months to 30 June 2002 indicate a strong performance with operating profit before provisions 16 per cent higher than the equivalent period last year at $1,041 million. Provisions for bad debts have been adversely affected by two major issues: bankruptcies in Hong Kong and the economic deterioration in Argentina in the first quarter. Despite these issues the Group's profit before taxation was $634 million compared to $628 million last year.

In February 2002 the Urgent Issues Task Force of the Accounting Standards Board issued guidance on the application of accounting standards to capital instruments that have characteristics of both liabilities and shareholders' funds. The Group has complied with these requirements and as a result has reclassified its Trust Preferred Securities and Step-up Callable Perpetual Trust Preferred Securities from minority interests – non-equity to liabilities and moved the cost of this capital from minority interests non-equity to interest payable. The impact has been restated as follows:-

	6 months ended 30.06.02		6 months ended 30.06.01		6 months ended 31.12.01	
	Net Interest	**Profit Before Tax**	Net Interest	Profit Before Tax	Net Interest	Profit Before Tax
	$m	**$m**	$m	$m	$m	$m
As previously published	1,578	670	1,428	651	1,531	497
Transfer from minority interests to interest payable on:						
Euro 500m issued March 2000	(18)	(18)	(18)	(18)	(18)	(18)
GBP 300m issued May 2001	(18)	(18)	(5)	(5)	(18)	(18)
As published 30 June 2002	1,542	634	1,405	628	1,495	461

If the changes caused by the UITF had not applied the Groups net tax profit for the six months ended 30 June 2002 would have been $670 million.

Revenue has grown by six per cent to $2,285 million. This is a satisfactory performance given the economic climate with weak demand in many of our markets, particularly Hong Kong. Net interest income increased by ten per cent driven largely by volume growth in Consumer Banking and strong earnings on asset and liability management. The Group's average interest earning assets rose by $3.1 billion compared to the first six months of 2001, an increase of three per cent. Overall the average net interest margin was 3.1 per cent compared to 3.0 per cent in the equivalent period last year.

Fees and commissions are broadly flat at $476 million compared to $477 million which reflects generally weak demand for corporate banking products, partially offset by growth in Wealth Management.

Dealing profits have fallen by $20 million or eight per cent. This is mainly due to lower volumes in Africa.

Total operating expenses fell by two per cent compared to the first half of 2001. The benefits of the centralisation and operational efficiency programmes, together with the higher than targeted cost synergies driven from the integration of acquisitions, have contributed net cost benefits of $78 million in the six months to 30 June 2002. This has enabled the Group to continue to invest for future growth. The cost income ratio improved from 55.6 per cent in the first half of 2001 to 51.9 per cent this period on a normalised basis.

Net provisions for bad and doubtful debts and contingents at $407 million were $138 million higher than the equivalent period last year but lower than the second half of last year. Two significant issues drove the debt charge. The worsening economic situation in Argentina in the first quarter resulted in provisions of $75 million in addition to $35 million taken in the second half of last year, and the Hong Kong bankruptcy situation which caused provisions of $149 million.

Post tax return on equity (normalised) was 12.8 per cent, down from 14.4 per cent in the first half of 2001. Compared to the second half of 2001 the Return on Equity has improved from 9.3 per cent.

CONSUMER BANKING

Consumer Banking remains the key growth engine of the bank. Revenue in Consumer Banking has increased by 13 per cent from $1,078 million to $1,215 million, and costs have been cut seven per cent by $46 million. However the total debt charge has increased by $198 million to $321 million mainly due to the bankruptcy situation in Hong Kong. This has had the effect of reducing the operating profit by four per cent.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking.

6 months ended 30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	533	149	75	135	101	102	70	50	1,215
Costs	(200)	(49)	(38)	(80)	(62)	(49)	(60)	(30)	(568)
Charge for debts	(238)	(16)	(10)	(30)	(18)	(7)	(1)	(1)	(321)
Operating profit	95	84	27	25	21	46	9	19	326

6 months ended 30.06.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	506	122	69	97	96	86	62	40	1,078
Costs	(227)	(43)	(35)	(84)	(70)	(52)	(67)	(36)	(614)
Charge for debts	(88)	(6)	(3)	(8)	(9)	(7)	(1)	(1)	(123)
Operating profit	191	73	31	5	17	27	(6)	3	341

6 months ended 31.12.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Revenue	534	128	70	113	94	93	69	43	1,144
Costs	(247)	(52)	(42)	(87)	(62)	(56)	(55)	(39)	(640)
Charge for debts	(138)	(11)	(8)	(27)	(10)	(8)	(2)	(3)	(207)
Operating profit	149	65	20	(1)	22	29	12	1	297

Hong Kong profits have fallen overall by 50 per cent from $191 million to $95 million. Market conditions are difficult with the bankruptcy problem affecting the whole industry, a deflationary environment and higher unemployment. Customer loans and deposits both fell two per cent (the advances/deposits ratio was 74 per cent). Despite this, revenue has improved by five per cent and costs reduced by 12 per cent. However the $150 million increase in bad debts led to the overall decline in profitability. In addition to the bankruptcy situation, the Group incurred a further

charge of $11 million in Hong Kong by reducing the charge off period on credit cards from 150 days to 120 days past due.

Singapore has increased operating profit by 15 per cent. Significant market share inroads have been made in Consumer Banking, leveraging Standard Chartered's Qualifying Full Banking license.

Other Asia Pacific increased profits five-fold from $5 million to $25 million. This was mainly due to the Group's investments in the markets of Taiwan and Thailand. Thailand benefited from higher volume and margin in the unsecured lending business. Taiwan saw dramatic growth in consumer business due to a successful mortgage campaign.

MESA increased operating profit by 70 per cent to $46 million and India by 24 per cent to $21 million. This is due to the success of the Grindlays integration and growth in the business.

Africa delivered operating profit of $9 million after a loss of $6 million in the first half of last year. The region has been successful despite a tough environment and depreciating currencies.

The Americas and the UK have increased profit from $3 million to $19 million, as we reposition off-shore banking.

An analysis of revenue by product is set out below:

Revenue by product	**6 months ended 30.06.02 $m**	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Cards / Personal Loans	**557**	462	523
Wealth Management / Deposits	**412**	386	388
Mortgages and Auto Finance	**232**	201	194
Other	**14**	29	39
	1,215	1,078	1,144

There has been strong revenue growth in credit cards and personal loans of 21 per cent, and they continue to make impressive returns. Cards revenue alone grew 14 per cent and cards in issue grew nine per cent despite a cautious approach to new account acquisition in Hong Kong.

Mortgages have shown robust growth, with new product innovation. Margins have remained flat throughout the period. In Hong Kong, mortgages grew by five per cent. The average book margin was Prime less 167 basis points, with new business pricing staying at Prime less 236 basis points – better than the market average. The delinquency ratio was 0.76 per cent (June), 33 per cent better than the market average.

Wealth management has performed well and revenues are up seven per cent over the first half of 2001. This has been driven by growth in fee earning activities which offset the impact of the lower interest rate environment.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Total costs in Consumer Banking have fallen by seven per cent as a result of stringent cost control, particularly in Hong Kong. Despite the overall cost reduction the Group has maintained its investment in initiatives key to future growth, for example customer sales and service capability. Investment in Consumer Banking is ongoing with the Manhattan brand about to be rolled out across Asia, and end-to-end processing being improved.

The net debt charge increased from $123 million to $321 million as a result of the bankruptcy situation that has affected the whole industry in Hong Kong. Charges relating to this in the first half amounted to $149 million, predominantly in our unsecured lending non-mortgage business. The data from the Official Receiver's Office show that petition numbers have stabilised in the last quarter. However, the situation is volatile and unemployment high. We need to be cautious on the outlook. In addition, the charge off period for credit cards has been reduced from 150 days past due to 120 days past due in Hong Kong as a consequence of the market environment. Elsewhere the growth in bad debts reflects higher volumes, changes in the business mix and economic conditions.

Outside Hong Kong, trading profit growth of 54 per cent required incremental risk weighted assets of only $2 billion, indicating that growth in Consumer Banking need not be hugely capital intensive.

WHOLESALE BANKING

The Wholesale Banking business is being developed from a traditional lending orientated and capital intensive business to one focused on debt capital markets, treasury, cash management and structured trade business that will deliver better returns. The Group is rejecting business opportunities that do not deliver an adequate return to the bank which in the short term has an impact on revenue growth. Overall revenues fell by one per cent.

The following table provides an analysis of operating profit before tax by geographic segment:

6 months ended 30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	201	86	40	148	97	140	106	252	1,070
Costs	(96)	(48)	(35)	(115)	(41)	(43)	(51)	(179)	(608)
Charge for debts	7	(1)	-	(4)	(1)	7	4	(98)	(86)
Operating profit	112	37	5	29	55	104	59	(25)	376

6 months ended 30.06.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	191	96	55	168	74	122	115	265	1,086
Costs	(103)	(56)	(26)	(116)	(36)	(47)	(43)	(158)	(585)
Charge for debts	(14)	(17)	(52)	(19)	(2)	(4)	(2)	(36)	(146)
Operating profit	74	23	(23)	33	36	71	70	71	355

6 months ended 31.12.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Revenue	211	94	43	151	91	135	109	263	1,097
Costs	(102)	(54)	(28)	(117)	(41)	(52)	(61)	(151)	(606)
Charge for debts	(17)	(17)	(67)	(32)	(6)	(20)	(8)	(88)	(255)
Operating profit	92	23	(52)	2	44	63	40	24	236

The greater focus on global markets was partially responsible for the improved results of Hong Kong. In Malaysia profit improved by $28 million. This is due to the improvement in the trading environment which has resulted in debt charges reducing from $52 million to $Nil.

In India, there is a 53 per cent rise in operating profit, and MESA increased operating profit by 46 per cent. Both regions show sustained revenue growth and improved debt charges. The improved performance is in part due to the integration of the Grindlays acquisition.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The profit in the Americas and the UK has fallen from $71 million to a loss of $25 million. This is mainly due to a $75 million charge for Argentina, which followed a charge of $35 million in the second half of 2001. Despite almost all lending in Argentina being to banks, and in particular subsidiaries of international banks for the purpose of trade finance, substantial further provisioning was required in these extremely uncertain circumstances. The Group now has approximately 50 per cent cover of outstandings in Argentina. The Group has also reviewed its exposure to Brazil. At 30 June 2002, there were net exposures of $663 million. The Group is taking a cautious approach with a reduction programme in place, and this exposure has been reduced by approximately $100 million. Most of the Group's exposure is to banks. The Group has reviewed this bank portfolio carefully and has concluded that no provisions are required.

An analysis of revenue by product is set out below:

Revenue by product	**6 months ended 30.06.02 $m**	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Trade and Lending	**393**	439	410
Global Markets	**488**	429	485
Cash Management	**158**	166	189
Custody	**31**	52	13
	1,070	1,086	1,097

Trade/lending revenues have reduced from $439 million to $393 million. Market demand has been weak and the reduction is in part due to the repositioning of the business.

Global markets revenue has increased by $59 million to $488 million. Asset and liability management revenue comprises over half of Global Markets revenue and is influenced by the prevailing level of interest rates.

Cash management balances have grown significantly by 24 per cent but revenues have not improved as margins have declined as a result of the low interest rate environment. The reduction in custody revenues by 40 per cent reflects the decrease in equity activity. The revenue for this business is driven by volume and equity values.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk arise directly through the Group's commercial activities whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties, and portfolios, on the banking and trading books.

The following table sets out an analysis of the Group's net loans and advances as at 30 June 2002, 30 June 2001 and 31 December 2001 by the principal category of borrowers, business or industry and/or geographical distribution:

	30.06.02								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,764	3,447	1,970	1,104	192	26	36	520	20,059
Other	2,952	1,324	541	1,159	812	1,467	188	204	8,647
Consumer Banking	15,716	4,771	2,511	2,263	1,004	1,493	224	724	28,706
Loans to Governments	-	40	338	67	2	13	-	446	906
Agriculture, Forestry and Fishing	2	2	68	42	13	16	91	182	416
Mining and Quarrying	-	1	27	20	9	126	33	744	960
Manufacturing	1,129	500	203	1,999	792	940	302	2,510	8,375
Electricity, Gas and Water	330	44	24	285	31	99	22	124	959
Construction	53	47	28	108	6	138	17	7	404
Commerce	1,048	536	236	664	61	799	253	864	4,461
Transport, Storage and Communication	304	196	68	202	45	157	89	1,162	2,223
Financing, Insurance and Business services	1,643	641	208	621	101	318	49	1,822	5,403
Other	930	997	49	285	-	135	22	120	2,538
Wholesale Banking	5,439	3,004	1,249	4,293	1,060	2,741	878	7,981	26,645
General Provisions								(468)	(468)
Total loans and advances to customers	21,155	7,775	3,760	6,556	2,064	4,234	1,102	8,237	54,883
Total loans and advances to banks	4,053	2,644	725	2,771	335	1,731	279	7,565	20,103

The Consumer Banking portfolio is dominated by the mortgage portfolio in Hong Kong. Other loans to individuals include both secured and unsecured exposure of which credit card funding is 41.4 per cent (June 2001: 50.0 per cent; December 2001: 43.4 per cent)

In Wholesale Banking, the portfolio is well spread across all industry groupings. Major areas of classification, including Manufacturing, Finance, Insurance and Business Services and Commerce all reflect well diversified portfolios and individual industry levels.

30.06.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,284	2,964	1,965	569	119	41	17	446	18,405
Other	3,088	641	249	785	642	1,194	145	123	6,867
Consumer Banking	15,372	3,605	2,214	1,354	761	1,235	162	569	25,272
Loans to Governments	-	-	198	71	7	2	5	429	712
Agriculture, Forestry and Fishing	9	30	90	82	14	19	77	242	563
Mining and Quarrying	-	3	30	133	-	2	33	638	839
Manufacturing	1,132	254	344	1,953	877	857	322	2,748	8,487
Electricity, Gas and Water	391	49	78	167	33	16	25	314	1,073
Construction	37	22	45	58	15	120	19	123	439
Commerce	1,050	653	221	623	36	740	220	1,318	4,861
Transport, Storage and Communication	453	308	85	103	30	122	53	1,077	2,231
Financing, Insurance and Business services	2,329	630	238	458	116	243	39	2,012	6,065
Other	839	617	7	374	15	636	18	346	2,852
Wholesale Banking	6,240	2,566	1,336	4,022	1,143	2,757	811	9,247	28,122
General Provisions								(467)	(467)
Total loans and advances to customers	21,612	6,171	3,550	5,376	1,904	3,992	973	9,349	52,927
Total loans and advances to banks	4,082	4,093	1,174	3,292	255	1,455	225	12,391	26,967

31.12.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,560	3,005	1,784	698	142	38	16	506	18,749
Other	3,368	1,172	519	1,111	721	1,462	155	158	8,666
Consumer Banking	15,928	4,177	2,303	1,809	863	1,500	171	664	27,415
Loans to Governments	-	-	309	19	5	12	1	576	922
Agriculture, Forestry and Fishing	8	16	69	64	103	16	80	281	637
Mining and Quarrying	-	2	28	35	15	139	32	726	977
Manufacturing	1,005	510	277	2,261	553	1,037	288	2,410	8,341
Electricity, Gas and Water	318	34	28	188	80	29	40	248	965
Construction	56	57	40	39	22	104	16	68	402
Commerce	936	554	223	605	45	703	245	928	4,239
Transport, Storage and Communication	313	247	75	88	103	192	38	1,173	2,229
Financing, Insurance and Business services	1,836	558	309	532	124	312	40	1,468	5,179
Other	745	673	44	202	10	73	18	402	2,167
Wholesale Banking	5,217	2,651	1,402	4,033	1,060	2,617	798	8,280	26,058
General Provisions								(468)	(468)
Total loans and advances to customers	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Total loans and advances to banks	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits. In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on due date. Accounts which are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due except in Hong Kong where a charge off is made immediately on petition for bankruptcy and at 120 days past due for other balances.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then revalued periodically until disposal.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Consumer Banking:

30.06.02	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	200	115	172	136	40	85	17	11	776
Specific provisions for bad and doubtful debts	(121)	(18)	(21)	(27)	(9)	(54)	(6)	(3)	(259)
Interest in suspense	-	(3)	(21)	(9)	(5)	(20)	(8)	(1)	(67)
Net non-performing loans and advances	79	94	130	100	26	11	3	7	450

30.06.01	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	132	41	152	125	46	71	17	10	594
Specific provisions for bad and doubtful debts	(53)	(15)	(19)	(20)	(14)	(54)	(6)	-	(181)
Interest in suspense	-	(2)	(19)	(7)	(4)	(12)	(6)	-	(50)
Net non-performing loans and advances	79	24	114	98	28	5	5	10	363

31.12.01	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	164	115	168	126	39	78	18	21	729
Specific provisions for bad and doubtful debts	(70)	(15)	(20)	(24)	(11)	(52)	(5)	(13)	(210)
Interest in suspense	-	(2)	(20)	(8)	(6)	(15)	(7)	-	(58)
Net non-performing loans and advances	94	98	128	94	22	11	6	8	461

Specific provisions and interest in suspense together cover 42 per cent (30 June 2001: 39 per cent; 31 December 2001: 37 per cent) of gross non-performing loans.

The apparent low level of cover reflects the provisioning policy which identifies loans as non-performing at 90 days or more past due, whilst provisions are, generally, raised at 150 days past due.

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit, which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews. Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off. The Group reports non-performing loans at net at risk two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

The following table sets out the non-performing portfolio in Wholesale Banking:

30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	151	109	247	868	27	147	83	667	2,299
Specific provisions for bad and doubtful debts	(32)	(27)	(112)	(107)	(17)	(90)	(40)	(266)	(691)
Interest in suspense	(15)	(12)	(26)	(22)	(7)	(25)	(27)	(20)	(154)
Net non-performing loans and advances	104	70	109	739	3	32	16	381	1,454

30.06.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	383	157	230	1,014	54	349	93	365	2,645
Specific provisions for bad and doubtful debts	(96)	(51)	(72)	(217)	(22)	(197)	(39)	(148)	(842)
Interest in suspense	(56)	(20)	(21)	(33)	(11)	(52)	(25)	(17)	(235)
Net non-performing loans and advances	231	86	137	764	21	100	29	200	1,568

	31.12.01								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	252	120	275	905	43	284	87	498	2,464
Specific provisions for bad and doubtful debts	(60)	(36)	(126)	(122)	(29)	(121)	(47)	(200)	(741)
Interest in suspense	(18)	(11)	(23)	(14)	(10)	(33)	(29)	(29)	(167)
Net non-performing loans and advances	174	73	126	769	4	130	11	269	1,556

Included in Wholesale Banking in Other Asia Pacific are net non-performing loans of $631 million (30 June 2001: 621 million; 31 December 2001: $621 million) in Standard Chartered Nakornthon Bank ("SCNB"). Refer to note 10.

The Group reports non-performing loans at net at risk two years after first raising a specific provision. The cumulative amount written down including SCNB at June 2002 is $1,737 million (30 June 2001: $1,433 million; 31 December 2001: $1,660 million).

Excluding SCNB specific provisions and interest in suspense together cover 49 per cent (30 June 2001: 51 per cent; 31 December 2001: 47 per cent) of gross non-performing loans (if lending and provisions are adjusted to reflect the cumulative amount of the netting exercise, the cover ratio would be 75 per cent (30 June 2001: 71 per cent; 31 December 2001: 72 per cent)

Specific Provisions

The following table sets out the movements in the Group's total specific provisions against loans and advances.

6 months ended 30.06.02

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2002	130	51	146	146	40	173	52	213	951
Exchange translation differences	2	1	-	(6)	-	(1)	(3)	1	(6)
Amounts written off and written down	(215)	(26)	(29)	(46)	(38)	(29)	-	(44)	(427)
Recoveries of amounts previously written off	5	2	6	6	6	1	-	-	26
New provisions	269	25	21	62	45	17	3	108	550
Recoveries/provisions no longer required	(38)	(8)	(11)	(28)	(27)	(17)	(6)	(9)	(144)
Net charge against profit	231	17	10	34	18	-	(3)	99	406
Provisions held at 30 June 2002	153	45	133	134	26	144	46	269	950

6 months ended 30.06.01

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2001	227	90	71	292	53	209	52	152	1,146
Exchange translation differences	(4)	(3)	-	8	(1)	(6)	(5)	(3)	(14)
Amounts written off and written down	(180)	(47)	(43)	(68)	(32)	8	(5)	(37)	(404)
Recoveries of amounts previously written off	4	3	8	5	4	1	-	5	30
Other	-	-	-	(27)	1	28	-	(6)	(4)
New provisions	129	32	71	64	27	24	6	51	404
Recoveries/provisions no longer required	(27)	(9)	(16)	(37)	(16)	(13)	(3)	(14)	(135)
Net charge against profit	102	23	55	27	11	11	3	37	269
Provisions held at 30 June 2001	149	66	91	237	36	251	45	148	1,023

6 months ended 31.12.01

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 July 2001	149	66	91	237	36	251	45	148	1,023
Exchange translation differences	1	1	-	(2)	-	4	-	(2)	2
Amounts written off and written down	(179)	(49)	(21)	(162)	(22)	(114)	(4)	(46)	(597)
Recoveries of amounts previously written off	4	4	3	5	4	-	1	-	21
Other	-	-	(2)	9	6	4	-	22	39
New provisions	189	39	83	76	41	42	14	106	590
Recoveries/provisions no longer required	(34)	(10)	(8)	(17)	(25)	(14)	(4)	(15)	(127)
Net charge against profit	155	29	75	59	16	28	10	91	463
Provisions held at 31 December 2001	130	51	146	146	40	173	52	213	951

Of the amounts written off and the recoveries of amounts previously written off:

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Covered by specific provisions raised in previous periods	**321**	323	494
Not covered by specific provisions raised in previous periods	**106**	81	103
Recoveries of loans previously written off	**(26)**	(30)	(21)
	401	374	576

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country. The following table shows the Group's cross border assets, including acceptances, where they exceed 1 per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	30.06.02			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**
USA	**1,078**	**1,154**	**2,078**	**4,310**
Germany	**-**	**3,554**	**118**	**3,672**
Italy	**438**	**1,322**	**323**	**2,083**
Singapore	**10**	**395**	**1,420**	**1,825**
Hong Kong	**8**	**100**	**1,671**	**1,779**
France	**4**	**1,316**	**336**	**1,656**
Korea	**164**	**1,355**	**128**	**1,647**
Austria	**-**	**1,216**	**-**	**1,216**
Australia	**387**	**656**	**94**	**1,137**

	30.06.01			
	Public Sector $m	Banks $m	Other $m	Total $m
Germany	-	4,930	25	4,955
USA	1,658	1,323	1,229	4,210
France	280	1,510	587	2,377
Hong Kong	19	480	1,713	2,212
Italy	218	1,503	77	1,798
Korea	-	1,297	320	1,617
Singapore	14	520	1,071	1,605

	31.12.01			
	Public Sector $m	Banks $m	Other $m	Total $m
USA	1,637	1,330	1,750	4,717
Germany	-	3,546	119	3,665
Hong Kong	8	167	1,685	1,860
Singapore	25	310	1,485	1,820
France	-	1,281	409	1,690
Italy	396	1,047	239	1,682
Korea	5	1,214	203	1,422

Market Risk

The Group recognises market risk as the exposure created by the potential changes in market prices and rates. The Group measures the impact of market price and rate risk using Value at Risk ("VaR") models.

The total VaR for market risks in the Group's trading book as at 30 June 2002 was $5.8 million (31 December 2001: $3.5 million). Of this total $3.6 million related to interest rate risk and $2.8 million to exchange rate risk. The corresponding figures as at 31 December 2001 were $2.1 million and $1.5 million respectively. The differences are a result of increased market volatility.

The Group has no significant trading exposure to equity or commodity price risk. No offsets are allowed between exchange rate and interest rate exposures when VaR limits are set. The average VaR in the trading book during the six months to 30 June 2002 was $6 million (12 months to 31 December 2001: $5.1 million) with a maximum exposure of $9.6 million. The average level of risk was higher than in 2001 due to an increase in market volatility.

VaR for interest rate risk in the non-trading books of the Group totalled $11.2 million at 30 June 2002, compared to $11.6 million at 31 December 2001.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium term funding requirements.

At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having operational risk impact. Other risks recognised by the Group include Business, Legal, Regulatory and Reputational risks. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures that identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. The Group Operational Risk function provides reports to the Group Risk Committee and the Audit and Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. In every country, a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their Operational Risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees and the Group Risk Committee.

CAPITAL

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base. The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively.

Capital ratios	**30.06.02 $m**	30.06.01 $m	31.12.01 $m
Tier 1 capital	**6,581**	6,170*	6,232*
Tier 2 capital	**5,185**	5,130	5,010
	11,766	11,300	11,242
Less supervisory adjustments	**(214)**	(30)	(19)
Adjusted capital base	**11,552**	11,270	11,223
Risk weighted assets	**55,756**	53,373	53,825
Risk weighted contingents	**17,096**	15,138	15,517
Total risk weighted assets and contingents	**72,852**	68,511	69,342
Capital ratios	**%**	%	%
Tier 1 capital	**9.0**	9.0*	9.0*
Total capital	**15.9**	16.5*	16.2*

	30.06.02 $m	30.06.01 $m	31.12.01 $m
Shareholders' funds			
Equity	**6,470**	6,391*	6,279*
Non Equity	**1,273**	1,251	1,259
	7,743	7,642	7,538
Post tax Return on Equity (normalised)	**12.8%**	14.4%*	9.3%*

* *Comparative restated (see note 15)*

The Group identified improving the efficiency of capital management as a strategic priority for 2002. Progress has been made during the first half of the year to develop a capital plan to achieve this. The plan includes several key elements. The Group believes that being well capitalised is important.

However, there is potential to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios.

EFFICIENCY PROGRAMME

In August 2000 the Group announced an efficiency programme, the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress continues to be made.

Headcount reductions have exceeded the original targets set.

	Achieved at 30.06.02		Original Target over 3 Years	
	Headcount reduction	Headcount addition	Headcount reduction	Headcount addition
Centralising of processing and support operations	1,200	1,020	2,000	1,000
Operational efficiencies	2,890	-	2,100	-
Integration of acquisitions	2,570	-	2,100	-
	6,660	1,020	6,200	1,000

Cost Synergies	Achieved		Target		
	Full year 2001	6 months ended 30.06.02	Original 2001	Revised 2002	Revised 2003
Centralising of processing and support operations	19	19	29	64	100
Operational efficiencies	60	41	29	80	90
Integration of acquisitions	70	57	50	100	115
	149	117	108	244	305
Investment Spend	(93)	(39)	(167)	(114)	(136)
Net Cost Benefit	56	78	(59)	130	169
Original Net Cost Benefit			(59)	82	159

At the end of last year the Group increased its targets for savings from the Efficiency Programme. We are well on track to deliver these higher targets in 2002.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2002

	Notes	**6 months ended 30.06.02 $m**	6 months ended 30.06.01* $m	6 months ended 31.12.01* $m
Interest receivable		**2,553**	3,400	3,019
Interest payable		**(1,011)**	(1,995)	(1,524)
Net interest income		**1,542**	1,405	1,495
Fees and commissions receivable, net		**476**	477	500
Dealing profits and exchange	**3**	**229**	249	221
Other operating income	**4**	**38**	33	25
		743	759	746
Net revenue		**2,285**	2,164	2,241
Administrative expenses:				
Staff		**(634)**	(617)	(624)
Premises		**(138)**	(150)	(135)
Other		**(315)**	(348)	(387)
Depreciation and amortisation, of which:		**(157)**	(152)	(172)
Amortisation of goodwill		**(68)**	(68)	(72)
Other		**(89)**	(84)	(100)
Total operating expenses		**(1,244)**	(1,267)	(1,318)
Operating profit before provisions		**1,041**	897	923
Provisions for bad and doubtful debts	**1,2,9**	**(406)**	(269)	(463)
Provisions for contingent liabilities and commitments		**(1)**	-	1
Opening profit before taxation	**1,2**	**634**	628	461
Taxation	**5**	**(201)**	(218)	(160)
Profit after taxation		**433**	410	301
Minority interests (equity)		**(17)**	(6)	(6)
Profit for the year attributable to shareholders		**416**	404	295
Dividends on non-equity preference shares	**6**	**(56)**	(12)	(56)
Dividends on ordinary equity shares	**7**	**(160)**	(145)	(329)
Retained profit		**200**	247	(90)

* Comparative restated (see note 15)

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 30 June 2002

	Notes	30.06.02 $m	30.06.01* $m	31.12.01* $m
Assets				
Cash, balances at central banks and cheques in course of collection		**1,004**	1,172	1,174
Treasury bills and other eligible bills		**4,501**	3,227	5,105
Loans and advances to banks	1	**20,103**	26,967	19,578
Loans and advances to customers	1	**54,883**	52,927	53,005
Debt securities and equity shares		**18,790**	14,393	16,080
Intangible fixed assets		**2,201**	2,342	2,269
Tangible fixed assets		**993**	970	992
Prepayments, accrued income and other assets		**10,342**	7,839	9,332
Total assets		**112,817**	109,837	107,535
Liabilities				
Deposits by banks	1	**13,281**	14,771	11,688
Customer accounts	1	**70,178**	66,884	67,855
Debt securities in issue	1	**3,485**	4,983	3,706
Accruals, deferred income and other liabilities		**12,366**	10,044	11,327
Subordinated liabilities:				
Undated loan capital		**1,829**	1,788	1,804
Dated loan capital		**3,767**	3,645	3,544
Minority interests (equity)		**168**	80	73
Shareholders' funds	12	**7,743**	7,642	7,538
Total liabilities and shareholders' funds		**112,817**	109,837	107,535

* Comparative restated (see note 15)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 30 June 2002

	Notes	**6 months ended 30.06.02 $m**	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Profit attributable to shareholders		**416**	404	295
Exchange translation differences		**(39)**	(98)	(21)
Total recognised gains and losses relating to the current period		**377**	306	274
Prior year adjustment	**15**	**156**	-	-
Total recognised gains and losses since the last annual report		**533**	306	274

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the six months ended 30 June 2002

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2002

	6 months ended 30.06.02 $m	6 months ended 30.06.01* $m	6 months ended 31.12.01* $m
Net cash inflow from operating activities (see note 14)	**960**	1,258	4,855
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital	**(208)**	(164)	(157)
Subordinated loan capital issue expenses	**-**	(12)	-
Dividends paid to minority shareholders of subsidiary undertakings	**(1)**	(3)	(15)
Dividends paid on preference shares	**(57)**	(11)	(30)
Net cash outflow from returns on investment and servicing of finance	**(266)**	(190)	(202)
Taxation			
UK taxes paid	**(29)**	(52)	(51)
Overseas taxes paid	**(154)**	(198)	(219)
Total taxes paid	**(183)**	(250)	(270)
Capital expenditure and financial investment			
Purchases of tangible fixed assets	**(99)**	(115)	(168)
Acquisitions of treasury bills held for investment purposes	**(5,449)**	(4,043)	(6,340)
Acquisitions of debt securities held for investment purposes	**(15,044)**	(13,427)	(12,929)
Acquisitions of equity shares held for investment purposes	**(37)**	(8)	(20)
Disposals of tangible fixed assets	**13**	16	42
Disposals and maturities of treasury bills held for investment purposes	**6,177**	4,735	4,403
Disposals and maturities of debt securities held for investment purposes	**13,622**	8,763	11,799
Disposals of equity shares held for investment purposes	**9**	13	4
Net cash outflow from capital expenditure and financial investment	**(808)**	(4,066)	(3,209)
Net cash (outflow)/inflow before acquisitions and disposals, equity dividends paid and financing	**(297)**	(3,248)	1,174
Acquisitions and disposals			
Disposals of interests in subsidiary and associated undertakings	**-**	2	(2)
Net cash inflow/(outflow) from acquisitions and disposals	**-**	2	(2)
Equity dividends paid to members of the Company	**(308)**	(298)	(144)
Financing			
Gross proceeds from issue of ordinary share capital	**25**	15	7
Issue of preference share capital	**-**	1,000	-
Preference shares – issue expenses	**-**	(31)	-
Issue of subordinated loan capital	**-**	700	-
Proceeds from issue of preferred securities	**-**	418	3
Repayment of subordinated liabilities	**-**	(3)	(201)
Net cash inflow/(outflow) from financing	**25**	2,099	(191)
(Decrease)/increase in cash in the period	**(580)**	(1,445)	837

* Comparative restated (see note 15)

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the six month periods ended 30 June 2002, 30 June 2001 and 31 December 2001.

	6 months ended 30.06.02								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	848	359	164	369	298	303	163	759	3,263
Interest payable	(276)	(186)	(84)	(197)	(189)	(148)	(58)	(583)	(1,721)
Net interest income	572	173	80	172	109	155	105	176	1,542
Fees and commissions receivable, net	127	44	25	67	41	54	45	73	476
Dealing profits and exchange	35	17	9	41	18	29	24	56	229
Other operating income	-	1	1	3	30	4	2	(3)	38
Net revenue	734	235	115	283	198	242	176	302	2,285
Costs	(296)	(97)	(73)	(195)	(103)	(92)	(111)	(209)	(1,176)
Amortisation of goodwill								(68)	(68)
Total operating expenses	(296)	(97)	(73)	(195)	(103)	(92)	(111)	(277)	(1,244)
Operating profit before provisions	438	138	42	88	95	150	65	25	1,041
Charge for debts, contingent liabilities and commitments	(231)	(17)	(10)	(34)	(19)	-	3	(99)	(407)
Operating profit before taxation	207	121	32	54	76	150	68	(74)	634
Loans and advances to customers - average	21,180	7,130	3,734	5,930	2,055	4,170	994	8,859	54,052
Net interest margin (%)	3.2	2.4	2.5	2.4	4.1	4.0	7.6	1.2	3.1
Loans and advances to customers - period end	21,155	7,775	3,760	6,556	2,064	4,234	1,102	8,237	54,883
Loans and advances to banks – period end	4,053	2,644	725	2,771	335	1,731	279	7,565	20,103
Total assets employed	40,408	17,845	6,491	16,277	7,164	9,612	3,737	43,112	144,646
Total risk weighted assets and contingents	20,372	10,641	3,584	8,116	4,094	5,912	1,453	19,477	73,649

(a) Total interest receivable and total interest payable include intra-group interest of $710 million.

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $26,234 million and balances of $5,595 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $797 million of balances and other supervisory adjustments which are netted in calculating capital ratios.

1. Segmental information by geographic segment (continued)

	6 months ended 30.06.01								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	1,280	454	193	434	279	385	168	1,377	4,570
Interest payable*	(753)	(309)	(105)	(278)	(181)	(256)	(70)	(1,213)	(3,165)
Net interest income	527	145	88	156	98	129	98	164	1,405
Fees and commissions receivable, net	142	52	23	61	39	49	40	71	477
Dealing profits and exchange	26	21	12	46	23	27	37	57	249
Other operating income	2	-	1	2	10	3	2	13	33
Net revenue	697	218	124	265	170	208	177	305	2,164
Costs	(330)	(99)	(61)	(200)	(106)	(99)	(110)	(194)	(1,199)
Amortisation of goodwill								(68)	(68)
Total operating expenses	(330)	(99)	(61)	(200)	(106)	(99)	(110)	(262)	(1,267)
Operating profit before provisions	367	119	63	65	64	109	67	43	897
Charge for debts, contingent liabilities and commitments	(102)	(23)	(55)	(27)	(11)	(11)	(3)	(37)	(269)
Operating profit before taxation	265	96	8	38	53	98	64	6	628
Loans and advances to customers - average	21,147	6,174	3,538	5,316	1,888	4,181	1,078	9,080	52,402
Net interest margin (%)	3.0	2.0	2.9	2.8	4.0	3.8	8.1	1.2	3.0
Loans and advances to customers - period end	21,612	6,171	3,550	5,376	1,904	3,992	973	9,349	52,927
Loans and advances to banks – period end	4,082	4,093	1,174	3,292	255	1,455	225	12,391	26,967
Total assets employed*	40,239	16,112	6,657	14,119	6,052	9,129	3,149	40,593	136,050
Total risk weighted assets and contingents	20,565	8,786	4,068	6,815	3,648	5,572	1,443	18,353	69,250

(f) Total interest receivable and total interest payable include intra-group interest of $1,170 million.

(g) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(h) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The restructuring programme and the resolution of Year 2000 related technology issues have been managed from the centre as global projects and all expenses are included in the Americas, UK and Group Head Office segments.

(i) Total assets employed include intra-group items of $23,132 million and balances of $3,081 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(j) Total risk weighted assets and contingents include balances of $739 million which are netted in calculating Capital ratios.

* Comparative restated (see note 15)

1. Segmental information by geographic segment (continued)

	6 months ended 31.12.01								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	1,097	459	192	458	293	364	171	1,102	4,136
Interest payable*	(530)	(299)	(113)	(302)	(192)	(212)	(64)	(929)	(2,641)
Net interest income	567	160	79	156	101	152	107	173	1,495
Fees and commissions receivable, net	159	43	24	60	39	47	46	82	500
Dealing profits and exchange	24	19	8	44	19	28	25	54	221
Other operating income	(5)	-	2	4	26	1	-	(3)	25
Net revenue	745	222	113	264	185	228	178	306	2,241
Costs	(349)	(106)	(70)	(204)	(103)	(108)	(116)	(190)	(1,246)
Amortisation of goodwill								(72)	(72)
Total operating expenses	(349)	(106)	(70)	(204)	(103)	(108)	(116)	(262)	(1,318)
Operating profit before provisions	396	116	43	60	82	120	62	44	923
Charge for debts, contingent liabilities and commitments	(155)	(28)	(75)	(59)	(16)	(28)	(10)	(91)	(462)
Operating profit before taxation	241	88	(32)	1	66	92	52	(47)	461
Loans and advances to customers - average	21,319	6,446	3,572	5,725	1,929	4,023	936	9,316	53,266
Net interest margin (%)	3.4	1.9	2.5	1.9	4.0	4.3	8.4	0.6	3.1
Loans and advances to customers - period end	21,145	6,828	3,705	5,842	1,923	4,117	969	8,476	53,005
Loans and advances to banks – period end	1,227	2,315	607	3,184	398	1,704	325	9,818	19,578
Total assets employed*	39,508	15,086	6,223	14,580	5,994	9,604	3,487	41,335	135,817
Total risk weighted assets and contingents	19,320	8,933	3,630	7,446	3,590	5,802	1,343	19,778	69,842

(k) Total interest receivable and total interest payable include intra-group interest of $1,117 million.

(l) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(m) Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(n) Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(o) Total risk weighted assets and contingents include balances of $500 million which are netted in calculating Capital ratios.

* Comparative restated (see note 15)

1. Segmental information by geographic segment (continued)

The following table sets out the structure of Standard Chartered's deposits by principal geographic region where it operates at 30 June 2002, 30 June 2001 and 31 December 2001.

30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,383	1,045	699	523	674	1,175	862	572	6,933
Interest bearing current and demand accounts	10,278	1,633	102	1,540	46	675	648	2,332	17,254
Savings deposits	577	451	531	1,901	544	1,089	417	198	5,708
Time deposits	16,679	8,782	2,812	4,226	3,064	3,201	519	10,988	50,271
Other deposits	5	248	309	693	3	328	147	1,560	3,293
Total	28,922	12,159	4,453	8,883	4,331	6,468	2,593	15,650	83,459
Deposits by banks	2,052	2,529	486	1,879	1,171	813	120	4,231	13,281
Customer accounts	26,870	9,630	3,967	7,004	3,160	5,655	2,473	11,419	70,178
	28,922	12,159	4,453	8,883	4,331	6,468	2,593	15,650	83,459
Debt securities in issue	1,098	113	360	524	81	-	3	1,306	3,485
Total	30,020	12,272	4,813	9,407	4,412	6,468	2,596	16,956	86,944

30.06.01

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	984	814	669	412	605	868	731	471	5,554
Interest bearing current and demand accounts	8,673	1,468	112	1,483	5	577	535	2,757	15,610
Savings deposits	880	431	593	917	491	903	353	20	4,588
Time deposits	18,470	8,720	2,741	5,361	2,644	3,636	484	11,247	53,303
Other deposits	4	1	358	507	59	225	35	1,411	2,600
Total	29,011	11,434	4,473	8,680	3,804	6,209	2,138	15,906	81,655
Deposits by banks	1,291	2,807	649	2,393	921	929	97	5,684	14,771
Customer accounts	27,720	8,627	3,824	6,287	2,883	5,280	2,041	10,222	66,884
	29,011	11,434	4,473	8,680	3,804	6,209	2,138	15,906	81,655
Debt securities in issue	1,793	82	387	441	84	-	-	2,196	4,983
Total	30,804	11,516	4,860	9,121	3,888	6,209	2,138	18,102	86,638

1. Segmental information by geographic segment (continued)

	31.12.01								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,207	901	728	439	672	980	714	669	6,310
Interest bearing current and demand accounts	10,002	1,622	107	1,301	5	767	711	2,228	16,743
Savings deposits	582	437	579	1,042	518	1,040	372	220	4,790
Time deposits	16,687	7,078	2,824	4,565	2,798	3,672	461	9,831	47,916
Other deposits	4	253	303	1,099	57	205	190	1,673	3,784
Total	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Deposits by banks	1,001	1,028	472	2,051	1,115	1,298	67	4,656	11,688
Customer accounts	27,481	9,263	4,069	6,395	2,935	5,366	2,381	9,965	67,855
	28,482	10,291	4,541	8,446	4,050	6,664	2,448	14,621	79,543
Debt securities in issue	1,305	81	245	363	82	-	3	1,627	3,706
Total	29,787	10,372	4,786	8,809	4,132	6,664	2,451	16,248	83,249

2. Segmental information by class of business

	6 months ended 30.06.02			6 months ended 30.06.01		
	Consumer Banking $m	**Wholesale Banking $m**	**Total $m**	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income*	**938**	**604**	**1,542**	819	586	1,405
Other income	**277**	**466**	**743**	259	500	759
Net revenue	**1,215**	**1,070**	**2,285**	1,078	1,086	2,164
Costs	**(568)**	**(608)**	**(1,176)**	(614)	(585)	(1,199)
Amortisation of goodwill			**(68)**			(68)
Total operating expenses	**(568)**	**(608)**	**(1,244)**	(614)	(585)	(1,267)
Operating profit before provisions	**647**	**462**	**1,041**	464	501	897
Charge for debts, contingent liabilities and commitments	**(321)**	**(86)**	**(407)**	(123)	(146)	(269)
Operating profit before taxation	**326**	**376**	**634**	341	355	628
Total assets employed*	**41,541**	**103,105**	**144,646**	39,900	96,150	136,050

Please refer to note 1 (a) – (d) and (f) – (i)

* Comparative restated (see note 15)

2. Segmental information by class of business (continued)

	6 months ended 31.12.01		
	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income*	883	612	1,495
Other income	261	485	746
Net revenue	1,144	1,097	2,241
Costs	(640)	(606)	(1,246)
Amortisation of goodwill			(72)
Total operating expenses	(640)	(606)	(1,318)
Operating profit before provisions	504	491	923
Charge for debts, contingent liabilities and commitments	(207)	(255)	(462)
Operating profit before taxation	297	236	461
Total assets employed*	44,992	90,825	135,817

Please refer to note 1 (k) – (n)

* Comparative restated (see note 15)

3. Dealing profits and exchange

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Income from foreign exchange dealing	**162**	193	181
Profits less losses on dealing securities	**22**	25	(3)
Other dealing profits and exchange	**45**	31	43
	229	249	221

4. Other operating income

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Other operating income includes:			
Profits less losses on disposal of investment securities	**19**	7	16
Dividend income	**4**	2	1

5. Taxation

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
United Kingdom corporation tax at 30% (30.06.01: 30%; 31.12.01: 30%)	**133**	109	102
Relief for overseas tax	**(90)**	(75)	(104)
	43	34	(2)
Overseas tax	**158**	184	162
	201	218	160
Effective tax rate	**31.7%**	34.7%	34.7%

6. Dividends on preference shares

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**6**	5	6
8¼% preference shares of £1 each	**6**	6	6
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**44**	1	44
	56	12	56

7. Dividends on ordinary shares

	6 months ended 30.06.02		6 months ended 30.06.01		6 months ended 31.12.01	
	Cents per share	**$m**	Cents per share	$m	Cents per share	$m
Interim	**14.10**	**160**	12.82	145	-	-
Final	**-**	**-**	-	-	29.10	329
	14.10	**160**	12.82	145	29.10	329

The 2002 interim dividend of 14.1 cents per share will be paid in sterling, unless shareholders elect to be paid in US dollars, on 15 October 2002 to shareholders on the register of members at the close of business on 16 August 2002. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim dividend. Details will be sent to shareholders on or around 29 August 2002.

STANDARD CHARTERED PLC – NOTES (continued)

8. Earnings per ordinary share

	6 months ended 30.06.02			6 months ended 30.06.01			6 months ended 31.12.01		
	Profit $m	**Average number of shares ('000)**	**Per share amount Cents**	Profit $m	Average number of shares ('000)	Per share amount Cents	Profit $m	Average number of shares ('000)	Per share amount Cents
Basic EPS									
Profit attributable to ordinary shareholders	**360**	**1,131,734**	**31.8**	392	1,127,853	34.8	239	1,128,961	21.2
Effect of dilutive potential ordinary shares:									
Convertible bonds	**8**	**34,488**		8	34,488		8	34,488	
Options	**-**	**2,978**		-	5,907		-	3,049	
Diluted EPS	**368**	**1,169,200**	**31.5**	400	1,168,248	34.2	247	1,166,498	21.2

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Profit attributable to shareholders after preference dividends	**360**	392	239
Amortisation of goodwill	**68**	68	72
Profits less losses on disposal of investment securities	**(19)**	(7)	(16)
Normalised earnings	**409**	453	295
Normalised earnings per ordinary share	**36.1**	40.2	26.1

9. Provisions for bad and doubtful debts

	6 months ended 30.06.02		6 months ended 30.06.01		6 months ended 31.12.01	
	Specific $m	**General $m**	Specific $m	General $m	Specific $m	General $m
Provisions held at beginning of period	**951**	**468**	1,146	468	1,023	467
Exchange translation differences	**(6)**	**-**	(14)	(1)	2	1
Amounts written off	**(372)**	**-**	(249)	-	(384)	-
Amounts written down	**(55)**	**-**	(155)	-	(213)	
Recoveries of amounts previously written off	**26**	**-**	30	-	21	-
Other	**-**	**-**	(4)		39	-
New provisions	**550**	**-**	404	-	590	-
Recoveries/provisions no longer required	**(144)**	**-**	(135)	-	(127)	-
Net charge against profit	**406**	**-**	269	-	463	-
Provisions held at end of period	**950**	**468**	1,023	467	951	468

Corporate loans and advances to customers against which provisions have been outstanding for 2 years or more are written down to their net realisable value.

10. Non-performing loans and advances

	30.06.02			30.06.01			31.12.01		
	SCNB $m	**Other $m**	**Total $m**	SCNB $m	Other $m	Total $m	SCNB $m	Other $m	Total $m
Loans and advances on which interest is suspended	**767**	**2,308**	**3,075**	759	2,480	3,239	753	2,440	3,193
Specific provisions for bad and doubtful debts	**(68)**	**(882)**	**(950)**	(79)	(944)	(1,023)	(69)	(882)	(951)
Interest in suspense	**(4)**	**(217)**	**(221)**	-	(285)	(285)	-	(225)	(225)
	695	**1,209**	**1,904**	680	1,251	1,931	684	1,333	2,017

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 35.24 billion ($849 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($554 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 48 per cent (30 June 2001: 50 per cent; 31 December 2001: 45 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off of $1,645 million (30 June 2001: $1,362 million; 31 December 2001: $1,574 million), the effective cover is 69 per cent (30 June 2001: 68 per cent; 31 December 2001: 67 per cent).

11. Called up share capital

	30.06.02 $m	30.06.01 $m	31.12.01 $m
Equity capital			
Ordinary shares of $0.50 each	**567**	564	566
Non-equity capital			
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**152**	141	145
8¼% preference shares of £1 each	**152**	141	145
8.9% preference shares of $5 each	**5**	5	5
	876	851	861

12. Shareholders' funds

	Share capital $m	Share premium account $m	Capital reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m
At 1 January 2002 previously published	861	2,761	5	45	3,710	7,382
Prior year adjustment (note 15)	-	-	-	16	140	156
At 1 January 2002 restated	861	2,761	5	61	3,850	7,538
Exchange translation differences	14	-	-	(1)	(52)	(39)
Shares issued, net of expenses	1	11	-	-	32	44
Retained profit	-	-	-	-	200	200
Capitalised on exercise of share options	-	2	-	-	(2)	-
At 30 June 2002	876	2,774	5	60	4,028	7,743
Equity interests						6,470
Non-equity interests						1,273
At 30 June 2002						7,743

13. Net interest margin and interest spread

	6 months ended 30.06.02 %	6 months ended 30.06.01 %	6 months ended 31.12.01 %
Net interest margin	**3.1**	3.0	3.1
Interest spread	**2.9**	2.5	2.8
	$m	$m	$m
Average interest earning assets	**98,077**	94,928	96,843
Average interest bearing liabilities	**86,491**	85,105	85,971

14. Consolidated cash flow statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	6 months ended 30.06.02 $m	6 months ended 30.06.01* $m	6 months ended 31.12.01* $m
Operating profit	**634**	628	461
Items not involving cash flow:			
Amortisation of goodwill	**68**	68	72
Depreciation and amortisation of premises and equipment	**89**	84	100
Loss on disposal of tangible fixed assets	**1**	-	1
Gain on disposal of invested securities	**(19)**	(7)	(16)
Amortisation of investments	**(16)**	(3)	(8)
Charge for bad and doubtful debts and contingent liabilities	**407**	269	462
Debts written off, net of recoveries	**(401)**	(374)	(576)
Decrease in accruals and deferred income	**(149)**	(52)	(14)
Decrease in prepayments and accrued income	**109**	176	60
Adjustments for items shown separately:			
Interest paid on subordinated loan capital	**208**	164	157
Net cash inflow from trading activities	**931**	953	699
Net increase in cheques in the course of collection	**(2)**	(41)	(30)
Net (increase)/decrease in treasury bills and other eligible bills	**(47)**	(19)	20
Net (increase)/decrease in loans and advances to banks and customers	**(2,063)**	(6,942)	8,224
Net increase/(decrease) in deposits from banks, customer accounts and debt securities in issue	**3,043**	7,082	(3,277)
Net increase in dealing securities	**(615)**	(409)	(197)
Net decrease/(increase) in mark-to-market adjustment	**128**	342	(279)
Net (decrease)/increase in other accounts	**(415)**	292	(305)
Net cash inflow from operating activities	**960**	1,258	4,855

Analysis of changes in cash

Balance at beginning of period	**3,549**	4,278	2,695
Exchange translation differences	**81**	(138)	17
Net cash (outflow)/inflow	**(580)**	(1,445)	837
Balance at end of period	**3,050**	2,695	3,549

* Comparative restated (see note 15)

15. Change in accounting policies.

Financial Reporting Standard 19 - Deferred Tax ("FRS 19") is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for deferred tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances, and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million.

In February 2002, the Urgent Issues Task Force issued Abstract 33 (UITF 33) - "Obligations in Capital Instruments". This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues.

In 2001, the £300 million 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities and the Eur500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC, in accordance with Financial Reporting Standard 4 - Capital Instruments.

As a result of complying with UITF 33 the instruments have been reclassified from minority interests (non-equity) to liabilities. The restatement of principal balances for the six months ended 30 June 2002, 30 June 2001 and 31 December 2001 are $951 million, $845 million and $878 million respectively. The associated minority interest payable reclassified to interest payable are $36 million, $23 million and $36 million for the six months ended 30 June 2002, 30 June 2001 and 31 December 2001 respectively.

Comparative figures for the six months ended 30 June 2001 and 31 December 2001 are restated to reflect these changes to accounting policy.

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 30 to 45 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes and the reasons for them are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants

7 August 2002

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2001. Statutory accounts for 2001 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	14 August 2002
Record date	16 August 2002
Payment date – interim dividend on ordinary shares	15 October 2002

Copies of this statement are available from Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on www.standardchartered.com/investor

For further information please contact:

Steve Seagrove, Group Head of Corporate Affairs
(020) 7280 7164

Paul Marriage, Head of Media Relations
(020) 7280 7163

Benjamin Hung, Head of Investor Relations
(020) 7280 7245

The following information is available on our website www.standardchartered.com/investor

- *A pre recorded webcast of the interim results analyst presentation (available 9:30am BST)*
- *Live Webcast and Q/A session of analyst presentation in London (available 1:00pm BST)*
- *An interview with Mervyn Davies (Group Chief Executive) and Peter Sands (Group Finance Director)*
- *Slides for the Group's presentations (available 9:30am BST)*

Images of Standard Chartered and the new logo are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate and social responsibility is available at www.standardchartered.com/ourbeliefs.

Standard Chartered

0007 24

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under The Financial Services and Markets Act 2000.

If you have sold or transferred all your holdings of the under-mentioned Loan Stock, please pass this letter to the person who arranged the sale or transfer so that they can pass it onto the person who now holds the Stock.

Notice of Redemption to the holders of the £100,000,000 12 7/8 per cent Unsecured Loan Stock 2002/2007 (the "Stock") issued by Standard Chartered PLC (the "Company" or "we")

Notice is hereby given that, in accordance with the provisions of Condition 5 of the Stock, the Company has decided to redeem the whole of the Stock outstanding, at par on 30 September 2002 (the "Redemption Date"). We will pay you the amount due on that date providing you return the Stock in line with the instructions detailed below. No transfers of the Stock will be registered after the close of business on 27 September 2002, when the relevant Register of Stockholders will finally close. The final interest payment due on the Redemption Date will be sent to you separately in accordance with any existing mandate and no interest will accrue on the Stock after that date.

UK Taxation. The repayment to you of the principal amount of the Stock constitutes a disposal for UK tax purposes. Your tax liability depends on your individual circumstances. **You should consult your professional adviser if you are in doubt as to your personal tax position.**

Stock held in certificated form. If you hold your Stock in certificated form, you must send your Stock certificate(s) to Corporate Actions, Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ on or before the Redemption Date. On or after that date, providing we have received the certificate(s) for your holding of Stock, we will pay you the amount due to you for the redemption of the Stock by cheque or warrant made payable to and sent to you at your registered address. In the case of joint holders the cheque or warrant will be made payable to and sent to the joint holder who is first named on the Register of Stockholders and sent to that joint holder's registered address. If you want the cheque or warrant to be made payable to another person and sent to another address then you or, in the case of jointly held Stock, all the holders must send this instruction to Computershare Investor Services PLC in writing. Your cheque or warrant will be posted to you at your risk. If you have lost any relevant Stock certificate, you should immediately inform Computershare Investor Services PLC at the above address (or telephone 0870 702 0100), and they will send you a letter of indemnity which you should complete and return.

Stock held in uncertificated form/CREST – If you hold your Stock in CREST, you must send (or, if you are a CREST sponsored member, arrange that your CREST sponsor sends) an Unmatched Stock Event (USE) instruction to CRESTCo Limited to transfer the relevant Stock to the relevant account of the Company's receiving agent, Computershare Investor Services PLC, so that the transfer settles no later than 26 September 2002.

The USE instruction must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details: -

(i) the amount of Stock held by you in CREST;
(ii) your participant ID;
(iii) your member account ID;
(iv) the participant ID of the receiving agent, Computershare Investor Services PLC, which is 0RA38;
(v) the member account of the receiving agent, Computershare Investor Services PLC, which is STCHBK;
(vi) the corporate action which is allocated by CRESTCo Limited and can be found by viewing the relevant corporate action details within the CREST system;
(vii) the corporate action ISIN, which is GB0008385683; and
(viii) the intended settlement date, which should be no later than 26 September 2002.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Stock is held. In addition, only your CREST sponsor will be able to send the required USE instruction to CRESTCo Limited for your Stock.

You and (where applicable) your CREST sponsor should note that the last time at which a USE instruction may settle is 3.30 pm on 26 September 2002.

You and (where applicable) your CREST sponsor should note that CRESTCo Limited does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply for the input of a USE instruction and its settlement in connection with the redemption of Stock held in CREST. It is your responsibility to take (or, if you are a CREST sponsored member, to make sure your CREST sponsor takes) the action necessary to ensure that a USE instruction settles as stated above by 3.30 pm on 26 September 2002. In this connection you, and (where applicable) your CREST sponsor, are referred in particular to the sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Further notice is hereby given that any uncertificated Stock outstanding after 26 September 2002 will have to be re-registered in certificated form before redemption and will be subject to the instructions for Stock held in certificated form as set out above.

By order of the Board of Standard Chartered PLC

G A Bentley
Group Secretary
21 August 2002

Standard Chartered PLC
Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Registered in England No. 966425

82-5188

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	966425
Company Name in full	Standard Chartered PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 20 Month 06 Year 2001

Name	* Style / Title	Mr
	* Honours etc	
	Forename(s)	Barry
	Surname	Clare
	† Date of Birth (Day Month Year)	25 06 1953
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		18 Valley Road
	Post town	West Bridgford
	County / Region	Nottingham
	Postcode	NG2 6HG
	Country	England
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5.9.02

(**~~director~~/ Assistant secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

82-5188

NM

ICSA SOFTWARE

BLUEPRINT
Company Secretary

363a

Please complete in typescript, or in bold black capitals.

CHFP055

Annual Return

Company Number ZC18

Company Name in full Standard Chartered Bank

Date of this return

The information in this return is made up to

Day		Month		Year			
1	4	0	5	2	0	0	2

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office

Show here the address **at the date of this return.**

*Any change of registered office **must** be notified on form 287.*

1 Aldermanbury Square

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

Banking

ARPZJC9T
A05 COMPANIES HOUSE 0468 06/07/02
COMPANIES HOUSE U1U0 01/07/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

1 Aldermanbury Square

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

1 Aldermanbury Square

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Company type

Company type	
Public limited company	☐
Private company limited by shares	✓
Private company limited by guarantee without share capital	☐
Private company limited by shares exempt under section 30	☐
Private company limited by guarantee exempt under section 30	☐
Private unlimited company with share capital	☐
Private unlimited company without share capital	☐

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): Gordon Andrew

Surname: Bentley

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

7 Hollybush Lane

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: HARPENDEN

County / Region: Hertfordshire

UK Postcode: AL5 4AL

Country:

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 1 | 1 1 | 1 9 5 2

Forename(s): Evan Mervyn

Surname: Davies

Address: 1 Drayton Gardens

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: London

UK Postcode: SW10

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 6 | 0 4 | 1 9 5 6

Forename(s): Michael Bernard

Surname: DeNoma

Address: 33 Beechwood Grove

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country: Singapore 738102

Nationality: American

Business occupation: Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
non-cumulative preference shares of US$5 each	1,000,000	$5,000,000.00
Ordinary shares of $1 each	2,786,003,951	$2,786,003,951.00
Totals	2,787,003,951	$2,791,003,951.00

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☑	☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 5 June 2002

† Please delete as appropriate. † a director /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 3 continuation sheets. *(enter number)*

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

LUCY SCHAFFER, GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel

DX number DX exchange

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 15 Month: 04 Year: 1933

Forename(s): Patrick John

Surname: Gillam

Address: 3 St Leonards Terrace

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW3 4QA

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 01 Month: 10 Year: 1948

Forename(s): Christopher Avedis

Surname: Keljik

Address: 62A Flood Street

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW3 5TE

Country:

Nationality: British

Business occupation: Banker

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 22 Month: 04 Year: 1950

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address: 11 White House Park

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country: Singapore 257630

Nationality: British

Business occupation: Banker

* Voluntary details.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth — Day: 08 Month: 01 Year: 1962

Forename(s): Peter Alexander

Surname: Sands

Address: 29 Baalbec Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: N5 1QN

Country:

Nationality: British

Business occupation: Finance Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 24 11 1951

Forename(s): Tung Shun Peter

Surname: Wong

Address: House 6, La Palais

Park Pat Shan Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Tai Tam

County / Region:

UK Postcode:

Country: Hong Kong

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title:

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year):

Forename(s):

Surname:

Address:

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

List of past and present shareholders
Schedule to form 363a

CHFP055

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Standard Chartered Holdings Limited Address: 1 Aldermanbury Square, LONDON. UK Postcode: EC2V 7SB	Ordinary shares of $1 each 2,786,003,951		
Name: Standard Chartered PLC Address: 1 Aldermanbury Square, LONDON. UK Postcode: EC2V 7SB	non-cumulative preference shares of US$5 each 1,000,000		
Name Address UK Postcode			

82-5188

003282 | 15.

Bulk List.

ICSA SOFTWARE
BLUEPRINT
Company Secretary

363a

Annual Return

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 966425

Company Name in full Standard Chartered PLC

Date of this return

The information in this return is made up to

Day	Month	Year
2 4	0 5	2 0 0 2

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
0 1	0 5	2 0 0 3

Registered Office

Show here the address **at the date of this return.**

1 Aldermanbury Square

*Any change of registered office **must** be notified on form 287.*

Post town LONDON

County / Region

UK Postcode EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Services PLC
14th Floor, Jupiter House,
Triton Court, 14 Finsbury Circus

Post town

County / Region: London

UK Postcode: EC2A 1BR

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it,which is not kept at the registered office, state here where it is kept.

Computershare Services PLC
14th Floor, Jupiter House,
Triton Court, 14 Finsbury Circus

Post town

County / Region: London

UK Postcode: EC2A 1BR

Company type

Please tick the appropriate box

- Public limited company ✓
- Private company limited by shares ☐
- Private company limited by guarantee without share capital ☐
- Private company limited by shares exempt under section 30 ☐
- Private company limited by guarantee exempt under section 30 ☐
- Private unlimited company with share capital ☐
- Private unlimited company without share capital ☐

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): Gordon Andrew

* Voluntary details.

Surname: Bentley

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

7 Hollybush Lane

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: HARPENDEN

County / Region: Hertfordshire

UK Postcode: AL5 4AL

Country

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: Mr

Date of birth (Day Month Year): 1 1 1 2 1 9 4 9

Forename(s): Ronnie ChiChung

Surname: Chan

Address: 14 Mount Kellett Road

House A5

Post town: THE PEAK

County / Region:

UK Postcode:

Country: Hong Kong

Nationality: American

Business occupation: Businessman

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: Sir

Date of birth (Day Month Year): 0 9 0 9 1 9 5 0

Forename(s): Chung Kong

Surname: Chow

Address: Flat 10

20 Lowndes Square

Post town: London

County / Region:

UK Postcode: SW1X 9HD

Country:

Nationality: British

Business occupation: Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 5 0 6 1 9 5 3

Forename(s): Barry

Surname: Clare

Address: 12 Birkdale Close

Edwalton

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Nottingham

County / Region:

UK Postcode: NG12 4FB

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 1 1 1 1 9 5 2

Forename(s): Evan Mervyn

Surname: Davies

Address: 1 Drayton Gardens

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: London

UK Postcode: SW10

Country:

Nationality: British

Business occupation: Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 16 04 1956

Forename(s): Michael Bernard

Surname: DeNoma

Address: 33 Beechwood Grove

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country: Singapore 738102

Nationality: American

Business occupation: Director

* Voluntary details.

Name — * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 15 04 1933

Forename(s): Patrick John

Surname: Gillam

Address: 3 St Leonards Terrace

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW3 4QA

Country:

Nationality: British

Business occupation: Company Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 4 | 0 8 | 1 9 5 2

Forename(s): KwonPing

Surname: Ho

Address: 36 King Albert Park

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: | UK Postcode:

Country: Singapore 598320 | **Nationality**: Singaporean

Business occupation: Company Director/President

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 0 1 | 1 0 | 1 9 4 8

Forename(s): Christopher Avedis

Surname: Keljik

Address: 62A Flood Street

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region: | UK Postcode: SW3 5TE

Country: | **Nationality**: British

Business occupation: Banker

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 3 0 3 1 9 4 6

Forename(s): Rudolph Harold Peter

Surname: Markham

Address: 17 Caldwell House
48 Trinity Church Road
Barnes

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW13 8EJ

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 8 0 3 1 9 4 0

Forename(s): David George

Surname: Moir

Address: Oak Cottage
41 Warwick Park
Tunbridge Wells

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: Kent

UK Postcode: TN2 5EF

Country: England

Nationality: British

Business occupation: Banker

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 22 04 1950

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address: 11 White House Park

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town:

County / Region: UK Postcode:

Country: Singapore 257630 **Nationality**: British

Business occupation: Banker

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 23 06 1936

Forename(s): Hugh Edward

Surname: Norton

Address: 1a Portland Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region: UK Postcode: W11 4LH

Country: **Nationality**: British

Business occupation: Company Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name — * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	1 6	0 6	1 9 3 2

Forename(s): Ralph Harry

Surname: Robins

Address: "Lynngarth"

65 Hazelwood Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: DUFFIELD

County / Region: Derby — UK Postcode: DE6 4AA

Country: — **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name — * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	0 8	0 1	1 9 6 2

Forename(s): Peter Alexander

Surname: Sands

Address: 29 Baalbec Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region: — UK Postcode: N5 1QN

Country: — **Nationality**: British

Business occupation: Finance Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 8 | 0 1 | 1 9 3 2

Forename(s): Anthony William Paul

Surname: Stenham

Address: 4 The Grove

Highgate

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: N6 6JU

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: The Rt. Hon. Lord

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 0 | 0 8 | 1 9 3 5

Forename(s): Bernard Harold Ian Halley

Surname: Stewartby

Address: Broughton Green House

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Broughton

County / Region: Peeblesshire

UK Postcode: ML12 6HQ

Country:

Nationality: British

Business occupation: Company Director

Issued share capital (continuation sheet)

Form 363a Continuation sheet

Company Number 966425

Issued share capital

Enter details of all the shares in issue at the date of this return.

	Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Total		1,133,548,975	566,774,487.50
Total $		1,000,000	$5,000,000.00
Total £		200,000,000	£200,000,000.00

CHFP055

List of past and present shareholders
Schedule to form 363a

Company Number 966425

Company Name in full Standard Chartered PLC

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year

> You must provide a "full list" of all the company shareholders on:

- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided

> List the company shareholders in alphabetical order or provide an index

> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Standard Chartered Nominees Limited Address: 1 Aldermanbury Square, LONDON. UK Postcode: EC2V 7SB	Non-cumulative pref. shares of US$5 each 1,000,000		
Name: Address: UK Postcode:			
Name: Address: UK Postcode:			

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share,or total amount of stock)
7 3/8 % Non-cumulative pref. shares of £1 each	100,000,000	£100,000,000.00
8 1/4 % Non-cumulative pref. shares of £1 each	100,000,000	£100,000,000.00
Non-cumulative pref. shares of US$5 each	1,000,000	$5,000,000.00
Ordianary shares of US$0.50 each fully paid	1,133,548,975	$566,774,487.50
Totals	See continuation sheet	

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 10.07.02

† a director /secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 8 continuation sheets.

(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

LUCY SCHAFFER, GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel

DX number DX exchange

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	11:35 19 Jul 2002
Number	8607Y

RNS Number:8607Y
Standard Chartered Bank
19 July 2002

DATE: 18 JULY 2002

RE: STANDARD CHARTERED BANK
USD 325,000,000
DUE OCTOBER 2010
ISIN: XS0119162955

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 22JUL02 TO 21OCT02 HAS BEEN FIXED AT 2.76 PCT.

INTEREST PAYABLE VALUE 21OCT02 WILL AMOUNT TO
USD 69.77 PER USD 10,000 DENOMINATION
USD 697.67 PER USD 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

FROM RATEFIX DESK
CITIBANK N.A., LONDON

END

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	18:29 11 Jul 2002
Number	5269Y

RNS Number:5269Y
Standard Chartered Bank
11 July 2002

RE: STANDARD CHARTERED BANK
USD 25,000,000 SERIES 4 EMTN
DUE JULY 2009
ISIN: XS0097907561

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15JUL02 TO 15OCT02 HAS BEEN FIXED AT 2.86 PCT.

INTEREST PAYABLE VALUE 15OCT02 WILL AMOUNT TO:
USD 730.89 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

END

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	16:52 27 Jun 2002
Number	8697X

RNS Number:8697X
Standard Chartered Bank
27 June 2002

RE: STANDARD CHARTERED BANK
GBP 300,000,000
UNDATED
ISIN: GB0008389008

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27JUN02 TO 27SEP02 HAS BEEN FIXED AT 4.375 PCT.

INTEREST PAYABLE VALUE 27SEP02 WILL AMOUNT TO
GBP 55.14 PER GBP 5,000 DENOMINATION
GBP 551.37 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:24 27 Jun 2002
Number	8393X

Standard Chartered PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 1,500,000 Ordinary shares of US$0.50 each under the Standard Chartered International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:44 1 Aug 2002
Number	4575Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RBSTB NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND TAX CREDIT IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

15

8) Percentage of issued class:

0.000001%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

659p

13) Date of transaction:

30 JULY 2002

14) Date company informed:

1 AUGUST 2002

15) Total holding following this notification:

14,753

16) Total percentage holding of issued class following this notification

0.00130%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 1 AUGUST 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results - Part 1
Released	07:00 7 Aug 2002
Number	6438Z

TO CITY EDITORS **7 August 20**

FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

HIGHLIGHTS

Results

- Pre-tax profit up at $634 million compared with $628 million* in H1 2001 and $461 million* in H2 2001.
- Net revenue up 6 per cent to $2,285 million from $2,164 million.* (H2 2001: $2,241 million*).
- Costs down by 2 per cent over H1 2001 and down 6 per cent over H2 2001.
- Debt charge $138 million higher at $407 million (Hong Kong personal bankruptcies caused $149 million), but $55 million lower than H2 2001.
- Normalised earnings per share at 36.1 cents (H1 2001: 40.2 cents; H2 2001: 26.1 cents).
- Normalised return on equity at 12.8 per cent (H1 2001: 14.4 per cent*, H2 2001: 9.3 per cent*).
- Interim dividend per share increased by 10 per cent to 14.1 cents.

Significant achievements

- Pre-tax profit up 38 per cent from H2 2001 and 1 per cent from H1 2001.
- Cost income ratio (normalised basis) reduced from 55.6 per cent* in H1 2001 to 51.9 per cent (H2 2001: 56.0 per cent*).
- Strong growth in Consumer Banking in a wide range of dynamic markets.

Commenting on these results, the Chairman of Standard Chartered PLC, Sir Patrick Gillam, said:

"This is a good performance. We have begun to improve our returns on equity and have achieved excellent growth in a number of Asian and Middle Eastern markets. We are beginning to see real benefits from the acquisitions made in the past few years and from our cost efficiency programme. This progress has enabled us to absorb two major issues – Hong Kong bankruptcies and Argentina – and still deliver increased profitability."

* Comparative restated (see note 15)

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	mont end 31.12. $
RESULTS			
Net revenue	**2,285**	2,164*	2,24
Provisions for bad and doubtful debts and contingent liabilities	**(407)**	(269)	(46
Profit before taxation	**634**	628*	46
Profit attributable to shareholders	**416**	404	2
BALANCE SHEET			
Total assets	**112,817**	109,837*	107,53
Shareholders' funds:			
Equity	**6,470**	6,391*	6,27
Non-equity	**1,273**	1,251	1,2
Capital resources	**13,507**	13,155*	12,95

INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cer
Earnings per share – normalised basis	**36.1**	40.2	26
Dividends per share	**14.1**	12.82	29
Net asset value per share	**570.69**	566.27*	555.3
RATIOS	**%**	%	
Post-tax return on equity – normalised basis	**12.8**	14.4*	9.
Cost to income ratio – normalised basis	**51.9**	55.6*	56.
Capital ratios:			
Tier 1 capital	**9.0**	9.0*	9.
Total capital	**15.9**	16.5*	16.

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits on disposal of subsidiary undertakings and profits/losses on disposal of investment securities.

* Comparative restated (see note 15)

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

As I said six months ago the challenge for us in the first half was to grow our business and produce better performance in an uncertain world. Our results today show that we have done this. This is a good performance. We have begun to improve our returns on equity and have achieved excellent growth in a number of Asian and Middle Eastern markets. We are beginning to see real benefits from the acquisitions made in the past few years and from our cost efficiency programme. This progress has enabled us to absorb two major issues – Hong Kong bankruptcies and Argentina – and still deliver increased profitability.

Results

Highlights of our results are shown on page one. Pre tax profits have increased by 1 per cent over the first half of 2001 and by 38 per cent over the second half of 2001.

We have declared a dividend of 14.1 cents per share for the half year, an increase of 1.28 cents.

Business Progress

Our Group Chief Executive, Mervyn Davies, made it clear at the 2001 Annual Results announcement in February that the top priority was to turn Standard Chartered from a company that is well known for its emerging market franchise into one with a reputation for strong performance. Standard Chartered is in the right businesses and in the right markets but we need to demonstrate that we can improve returns on equity. During the past six months, the senior management team has focussed on this. A solid start has been made with Return on Equity improving to 12.8 per cent from the low of 9.3 per cent in the second half of last year.

These results show we are beginning to see benefits from the acquisitions we have made in the past few years. Standard Chartered Nakornthon in Thailand has moved into profit while the benefits of the Grindlays acquisition are demonstrated by the stronger contribution from India and the Middle East, with trading profit up 43 per cent and 53 per cent respectively. Hong Kong, despite being affected by the personal bankruptcy issue, still represents a tremendous market for us. The integration of the Chase consumer business is ahead of schedule and, in Manhattan, we have a strong and complementary brand. Singapore is performing strongly and Malaysia is turning around. As a result we are a better balanced bank with a greater number of major markets contributing to overall performance.

Improving our returns is our key goal whilst still making the right investments for the longer term. Last month we opened our first consumer banking branch in China, where we intend to be the leading foreign bank as this market opens up. We were also invited by the Bank of China to make a strategic investment in Bank of China Hong Kong at the time of its initial public offering. This reflects the strong and long-standing relationship between the two banks and, I believe, will result in new business opportunities for us both in and outside China.

Our cost programmes have progressed extremely well. Our global hubs in Chennai and Kuala Lumpur have been a great success, while we have taken strong action to reduc

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:57 20 Jun 2002
Number	5581X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR E M DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

7,500

8) Percentage of issued class:

0.00066%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

710p

13) Date of transaction:

20 JUNE 2002

14) Date company informed:

20 JUNE 2002

15) Total holding following this notification:

51,012

16) Total percentage holding of issued class following this notification

0.00450%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 20 JUNE 2002

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results - Part 2
Released	07:05 7 Aug 2002
Number	6439Z

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the six month periods ended 30 June 2002, 30 June 2001 and 31 December 2001.

	6 months ended 30.06.0			
	Asia Pacifi			
	Hong Kong $m	**Singapore $m**	**Malaysia $m**	**Othe Asia Pacifi $**
Interest receivable	848	359	164	36
Interest payable	(276)	(186)	(84)	(19
Net interest income	572	173	80	17
Fees and commissions receivable, net	127	44	25	6
Dealing profits and exchange	35	17	9	4
Other operating income	-	1	1	
Net revenue	734	235	115	28
Costs	(296)	(97)	(73)	(19
Amortisation of goodwill				
Total operating expenses	(296)	(97)	(73)	(19
Operating profit before provisions	438	138	42	8
Charge for debts, contingent liabilities and commitments	(231)	(17)	(10)	(3
Operating profit before taxation	207	121	32	5
Loans and advances to customers - average	21,180	7,130	3,734	5,93
Net interest margin (%)	3.2	2.4	2.5	2.

Loans and advances to customers - *period end*	21,155	7,775	3,760	6,55
Loans and advances to banks – period end	4,053	2,644	725	2,77
Total assets employed	40,408	17,845	6,491	16,27
***Total risk* weighted assets and contingents**	20,372	10,641	3,584	8,11

	6 months ended 30.06.0				
				Americas	
		Middle		**UK &**	
		East &		**Group**	
	India	**Other**	**Africa**	**Head**	**Tot**
	$m	**S Asia**	**$m**	**Office**	**$**
		$m		**$m**	
Interest receivable	298	303	163	759	3,26
Interest payable	(189)	(148)	(58)	(583)	(1,72
Net interest income	109	155	105	176	1,54
Fees and commissions receivable, net	41	54	45	73	47
Dealing profits and exchange	18	29	24	56	22
Other operating income	30	4	2	(3)	3
Net revenue	198	242	176	302	2,28
Costs	(103)	(92)	(111)	(209)	(1,17
Amortisation of goodwill				(68)	(6
Total operating expenses	(103)	(92)	(111)	(277)	(1,24
Operating profit before provisions	95	150	65	25	1,04
Charge for debts, contingent liabilities and commitments	(19)	-	3	(99)	(40
Operating profit before taxation	76	150	68	(74)	63
Loans and advances to customers - average	2,055	4,170	994	8,859	54,05
Net interest margin (%)	4.1	4.0	7.6	1.2	3.
Loans and advances to customers - period end	2,064	4,234	1,102	8,237	54,88
Loans and advances to banks – period end	335	1,731	279	7,565	20,10

Total assets employed	7,164	9,612	3,737	43,112	144,64
Total risk weighted assets and contingents	4,094	5,912	1,453	19,477	73,64

a. Total interest receivable and total interest payable include intra-group interest of $710 million.

b. Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

c. Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $26,234 million and balances of $5,595 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $797 million of balances and other supervisory adjustments which are netted in calculating capital ratios.

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment *(continued)*

	6 months ended 30.06.0			
	Asia Pacif			
	Hong Kong $m	Singapore $m	Malaysia $m	Oth As Pacif $
Interest receivable	1,280	454	193	43
Interest payable*	(753)	(309)	(105)	(27
Net interest income	527	145	88	15
Fees and commissions receivable, net	142	52	23	6
Dealing profits and exchange	26	21	12	4
Other operating income	2	-	1	
Net revenue	697	218	124	26
Costs	(330)	(99)	(61)	(20
Amortisation of goodwill				
Total operating expenses	(330)	(99)	(61)	(20
Operating profit before provisions	367	119	63	6

Charge for debts, contingent liabilities and commitments	(102)	(23)	(55)	(2
Operating profit before taxation	265	96	8	3
Loans and advances to customers - average	21,147	6,174	3,538	5,31
Net interest margin (%)	3.0	2.0	2.9	2
Loans and advances to customers - period end	21,612	6,171	3,550	5,37
Loans and advances to banks – period end	4,082	4,093	1,174	3,29
Total assets employed*	40,239	16,112	6,657	14,11
Total risk weighted assets and contingents	20,565	8,786	4,068	6,81

	6 months ended 30.06.0				
				Americas	
		Middle		UK &	
	India $m	East & Other S Asia $m	Africa $m	Group Head Office $m	Tot $
Interest receivable	279	385	168	1,377	4,57
Interest payable*	(181)	(256)	(70)	(1,213)	(3,16
Net interest income	98	129	98	164	1,40
Fees and commissions receivable, net	39	49	40	71	47
Dealing profits and exchange	23	27	37	57	24
Other operating income	10	3	2	13	3
Net revenue	170	208	177	305	2,16
Costs	(106)	(99)	(110)	(194)	(1,19
Amortisation of goodwill				(68)	(6
Total operating expenses	(106)	(99)	(110)	(262)	(1,26
Operating profit before provisions	64	109	67	43	89
Charge for debts, contingent liabilities and commitments	(11)	(11)	(3)	(37)	(26
Operating profit before taxation	53	98	64	6	62

Loans and advances to customers - average	1,888	4,181	1,078	9,080	52,40
Net interest margin (%)	4.0	3.8	8.1	1.2	3.
Loans and advances to customers - period end	1,904	3,992	973	9,349	52,92
Loans and advances to banks – period end	255	1,455	225	12,391	26,96
Total assets employed*	6,052	9,129	3,149	40,593	136,05
Total risk weighted assets and contingents	3,648	5,572	1,443	18,353	69,25

f. Total interest receivable and total interest payable include intra-group interest of $1,170 million.

g. Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

h. Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The restructuring programme and the resolution of Year 2000 related technology issues have been managed from the centre as global projects and all expenses are included in the Americas, UK and Group Head Office segments.

i. Total assets employed include intra-group items of $23,132 million and balances of $3,081 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

j. Total risk weighted assets and contingents include balances of $739 million which are netted in calculating Capital ratios.

* Comparative restated (see note 15)

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

	6 months ended 3			
	As			
	Hong Kong $m	**Singapore $m**	**Malaysia $m**	**As**
Interest receivable	1,097	459	192	
Interest payable*	(530)	(299)	(113)	
Net interest income	567	160	79	
Fees and commissions receivable, net	159	43	24	
Dealing profits and exchange	24	19	8	
Other operating income	(5)	-	2	

Net revenue	745	222	113	
Costs	(349)	(106)	(70)	
Amortisation of goodwill				
Total operating expenses	(349)	(106)	(70)	
Operating profit before provisions	396	116	43	
Charge for debts, contingent liabilities and commitments	(155)	(28)	(75)	
Operating profit before taxation	241	88	(32)	
Loans and advances to customers - average	21,319	6,446	3,572	
Net interest margin (%)	3.4	1.9	2.5	
Loans and advances to customers - period end	21,145	6,828	3,705	
Loans and advances to banks – period end	1,227	2,315	607	
Total assets employed*	39,508	15,086	6,223	
Total risk weighted assets and contingents	19,320	8,933	3,630	

	6 months ended 3				
				Americas	
		Middle		**UK &**	
	India $m	**East & Other S Asia $m**	**Africa $m**	**Group Head Office $m**	
Interest receivable	293	364	171	1,102	
Interest payable*	(192)	(212)	(64)	(929)	
Net interest income	101	152	107	173	
Fees and commissions receivable, net	39	47	46	82	
Dealing profits and exchange	19	28	25	54	
Other operating income	26	1	-	(3)	
Net revenue	185	228	178	306	
Costs	(103)	(108)	(116)	(190)	
Amortisation of goodwill				(72)	

Total operating expenses	(103)	(108)	(116)	(262)	
Operating profit before provisions	82	120	62	44	
Charge for debts, contingent liabilities and commitments	(16)	(28)	(10)	(91)	
Operating profit before taxation	66	92	52	(47)	
Loans and advances to customers - average	1,929	4,023	936	9,316	
Net interest margin (%)	4.0	4.3	8.4	0.6	
Loans and advances to customers - period end	1,923	4,117	969	8,476	
Loans and advances to banks – period end	398	1,704	325	9,818	
Total assets employed*	5,994	9,604	3,487	41,335	
Total risk weighted assets and contingents	3,590	5,802	1,343	19,778	

k. Total interest receivable and total interest payable include intra-group interest of $1,117 million.

l. Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

m. Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

n. Total assets employed include intra-group items of $24,724 million and balances of $3,558 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

o. Total risk weighted assets and contingents include balances of $500 million which are netted in calculating Capital ratios.

* Comparative restated (see note 15)

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

The following table sets out the structure of Standard Chartered's deposits by principal geographic region where it operates at 30 June 2002, 30 June 2001 and 31 December 2001.

				30.06.0
				Asia Pacifi
	Hong Kong $m	**Singapore $m**	**Malaysia $m**	**Othe Asia Pacifi $**

Non interest bearing current and demand accounts	1,383	1,045	699	52
Interest bearing current and demand accounts	10,278	1,633	102	1,54
Savings deposits	577	451	531	1,90
Time deposits	16,679	8,782	2,812	4,22
Other deposits	5	248	309	69
Total	28,922	12,159	4,453	8,88
Deposits by banks	2,052	2,529	486	1,87
Customer accounts	26,870	9,630	3,967	7,00
	28,922	12,159	4,453	8,88
Debt securities in issue	1,098	113	360	52
Total	30,020	12,272	4,813	9,40

					30.06.0
				Americas	
		Middle		UK &	
	India $m	East & Other S Asia $m	Africa $m	Group Head Office $m	Tot: Deposit $ı
Non interest bearing current and demand accounts	674	1,175	862	572	6,93
Interest bearing current and demand accounts	46	675	648	2,332	17,25
Savings deposits	544	1,089	417	198	5,70
Time deposits	3,064	3,201	519	10,988	50,27
Other deposits	3	328	147	1,560	3,29
Total	4,331	6,468	2,593	15,650	83,45
Deposits by banks	1,171	813	120	4,231	13,28
Customer accounts	3,160	5,655	2,473	11,419	70,17
	4,331	6,468	2,593	15,650	83,45
Debt securities in issue	81	-	3	1,306	3,48
Total	4,412	6,468	2,596	16,956	86,94

	30.06.0			
	Asia Pacif			
	Hong Kong $m	Singapore $m	Malaysia $m	Oth Asi Pacif $ı
Non interest bearing current and demand accounts	984	814	669	41
Interest bearing current and demand accounts	8,673	1,468	112	1,48
Savings deposits	880	431	593	91
Time deposits	18,470	8,720	2,741	5,36
Other deposits	4	1	358	50
Total	29,011	11,434	4,473	8,68
Deposits by banks	1,291	2,807	649	2,39
Customer accounts	27,720	8,627	3,824	6,28
	29,011	11,434	4,473	8,68
Debt securities in issue	1,793	82	387	44
Total	30,804	11,516	4,860	9,12

	30.06.0				
				Americas	
		Middle		UK &	
	India $m	East & Other S Asia $m	Africa $m	Group Head Office $m	Tot: Deposi $ı
Non interest bearing current and demand accounts	605	868	731	471	5,55
Interest bearing current and demand accounts	5	577	535	2,757	15,61
Savings deposits	491	903	353	20	4,58

Other deposits	59	225	35	1,411	2,60
Total	3,804	6,209	2,138	15,906	81,65
Deposits by banks	921	929	97	5,684	14,77
Customer accounts	2,883	5,280	2,041	10,222	66,88
	3,804	6,209	2,138	15,906	81,65
Debt securities in issue	84	-	-	2,196	4,98
Total	3,888	6,209	2,138	18,102	86,63

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

				31.12.0
				Asia Pacifi
	Hong Kong $m	Singapore $m	Malaysia $m	Oth Asia Pacif $
Non interest bearing current and demand accounts	1,207	901	728	43
Interest bearing current and demand accounts	10,002	1,622	107	1,30
Savings deposits	582	437	579	1,04
Time deposits	16,687	7,078	2,824	4,56
Other deposits	4	253	303	1,09
Total	28,482	10,291	4,541	8,44
Deposits by banks	1,001	1,028	472	2,05
Customer accounts	27,481	9,263	4,069	6,39
	28,482	10,291	4,541	8,44
Debt securities in issue	1,305	81	245	36
Total	29,787	10,372	4,786	8,80

	31.12.0				
				Americas	
		Middle		UK &	

	India $m	East & Other S Asia $m	Africa $m	Group Head Office $m	Tot: Deposit $ı
Non interest bearing current and demand accounts	672	980	714	669	6,31
Interest bearing current and demand accounts	5	767	711	2,228	16,74
Savings deposits	518	1,040	372	220	4,79
Time deposits	2,798	3,672	461	9,831	47,91
Other deposits	57	205	190	1,673	3,78
Total	4,050	6,664	2,448	14,621	79,54
Deposits by banks	1,115	1,298	67	4,656	11,68
Customer accounts	2,935	5,366	2,381	9,965	67,85
	4,050	6,664	2,448	14,621	79,54
Debt securities in issue	82	-	3	1,627	3,70
Total	4,132	6,664	2,451	16,248	83,24

2. Segmental information by class of business

	6 months ended 30.06.02			6 months ended 30.06.01		
	Consumer Banking $m	**Wholesale Banking $m**	**Total $m**	Consumer Banking $m	Wholesale Banking $m	To $
Net interest income*	**938**	**604**	**1,542**	819	586	1,40
Other income	**277**	**466**	**743**	259	500	75
Net revenue	**1,215**	**1,070**	**2,285**	1,078	1,086	2,16
Costs	**(568)**	**(608)**	**(1,176)**	(614)	(585)	(1,19
Amortisation of goodwill			**(68)**			(6
Total operating expenses	**(568)**	**(608)**	**(1,244)**	(614)	(585)	(1,26
Operating profit before provisions	**647**	**462**	**1,041**	464	501	89
Charge for debts, contingent liabilities and commitments	**(321)**	**(86)**	**(407)**	(123)	(146)	(26

Operating profit before taxation	**326**	**376**	**634**	341	355	62
Total assets employed*	**41,541**	**103,105**	**144,646**	39,900	96,150	136,05

Please refer to note 1 (a) – (d) and (f) – (i)

* Comparative restated (see note 15)

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental information by class of business (continued)

	6 months ended 31.12.01		
	Consumer Banking $m	Wholesale Banking $m	Tota $m
Net interest income*	883	612	1,495
Other income	261	485	746
Net revenue	1,144	1,097	2,241
Costs	(640)	(606)	(1,246)
Amortisation of goodwill			(72)
Total operating expenses	(640)	(606)	(1,318)
Operating profit before provisions	504	491	923
Charge for debts, contingent liabilities and commitments	(207)	(255)	(462)
Operating profit before taxation	297	236	461
Total assets employed*	44,992	90,825	135,817

Please refer to note 1 (k) – (n)

* Comparative restated (see note 15)

3. Dealing profits and exchange

	6 months ended 30.06.02 **$m**	6 months ended 30.06.01 $m	6 months ended 31.12.01 $m
Income from foreign exchange dealing	**162**	193	181

Profits less losses on dealing securities	**22**	25	(3
Other dealing profits and exchange	**45**	31	4
	229	249	221

4. Other operating income

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 month ended 31.12.0 $r
Other operating income includes:			
Profits less losses on disposal of investment securities	**19**	7	1
Dividend income	**4**	2	

STANDARD CHARTERED PLC – NOTES (continued)

5. Taxation

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	6 month ended 31.12.0 $r
United Kingdom corporation tax at 30% (30.06.01: 30%; 31.12.01: 30%)	**133**	109	10
Relief for overseas tax	**(90)**	(75)	(10
	43	34	(
Overseas tax	**158**	184	16
	201	218	16
Effective tax rate	**31.7%**	34.7%	34.7

6. Dividends on preference shares

	6	6 months	6 month

	months ended 30.06.02 $m	ended 30.06.01 $m	ende 31.12.0 $n
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**6**	5	
8¼% preference shares of £1 each	**6**	6	
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**44**	1	4
	56	12	5

7. Dividends on ordinary shares

	6 months ended 30.06.02		6 months ended 30.06.01		6 months ended 31.12.01	
	Cents per share	**$m**	Cents per share	$m	Cents per share	$r
Interim	**14.10**	**160**	12.82	145	-	
Final	**-**	**-**	-	-	29.10	32
	14.10	**160**	12.82	145	29.10	32

The 2002 interim dividend of 14.1 cents per share will be paid in sterling, unless shareholders elect to be paid in US dollars, on 15 October 2002 to shareholders on the register of members at the close of business on 16 August 2002. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim dividend. Details will be sent to shareholders on or around 29 August 2002.

STANDARD CHARTERED PLC – NOTES (continued)

8. Earnings per ordinary share

	6 months ended 30.06.0		
	Profit $m	**Average number of shares ('000)**	**Per share amount Cent**
Basic EPS			
Profit attributable to ordinary shareholders	**360**	**1,131,734**	**31.**

Effect of dilutive potential ordinary shares:			
Convertible bonds	**8**	**34,488**	
Options	**-**	**2,978**	
Diluted EPS	**368**	**1,169,200**	**31.**

	6 months ended 30.06.01			6 months ended 31.12.0		
	Profit $m	Average number of shares ('000)	Per share amount Cents	Profit $m	Average number of shares ('000)	Per shar amoui Cent
Basic EPS						
Profit attributable to ordinary shareholders	392	1,127,853	34.8	239	1,128,961	21.
Effect of dilutive potential ordinary shares:						
Convertible bonds	8	34,488		8	34,488	
Options	-	5,907		-	3,049	
Diluted EPS	400	1,168,248	34.2	247	1,166,498	21.

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	6 months ended 30.06.02 $m	6 months ended 30.06.01 $m	mont end 31.12. $
Profit attributable to shareholders after preference dividends	**360**	392	2
Amortisation of goodwill	**68**	68	
Profits less losses on disposal of investment securities	**(19)**	(7)	(1
Normalised earnings	**409**	453	2
Normalised earnings per ordinary share	**36.1**	40.2	26

9. Provisions for bad and doubtful debts

	6 months ended 30.06.02		6 months ended 30.06.01		6 months ended 31.12.01	
	Specific $m	**General** $m	Specific $m	General $m	Specific $m	Gene $
Provisions held at beginning of period	**951**	**468**	1,146	468	1,023	4
Exchange translation differences	**(6)**	**-**	(14)	(1)	2	
Amounts written off	**(372)**	**-**	(249)	-	(384)	
Amounts written down	**(55)**	**-**	(155)	-	(213)	
Recoveries of amounts previously written off	**26**	**-**	30	-	21	
Other	**-**	**-**	(4)		39	
New provisions	**550**	**-**	404	-	590	
Recoveries/provisions no longer required	**(144)**	**-**	(135)	-	(127)	
Net charge against profit	**406**	**-**	269	-	463	
Provisions held at end of period	**950**	**468**	1,023	467	951	4

Corporate loans and advances to customers against which provisions have been outstanding for 2 years or more are written down to their net realisable value.

STANDARD CHARTERED PLC – NOTES (continued)

10. Non-performing loans and advances

	30.06.0		
	SCNB $m	**Other $m**	**Tot $**
Loans and advances on which interest is suspended	**767**	**2,308**	**3,0;**
Specific provisions for bad and doubtful debts	**(68)**	**(882)**	**(95**
Interest in suspense	**(4)**	**(217)**	**(22**
	695	**1,209**	**1,9(**

	30.06.01			31.12.0		
	SCNB $m	Other $m	Total $m	SCNB $m	Other $m	Tot $
	$m					

Loans and advances on which interest is suspended	759	2,480	3,239	753	2,440	3,1[illegible]
Specific provisions for bad and doubtful debts	(79)	(944)	(1,023)	(69)	(882)	(95
Interest in suspense	-	(285)	(285)	-	(225)	(22
	680	1,251	1,931	684	1,333	2,0[illegible]

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 35.24 billion ($849 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($554 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, specific provisions and interest in suspense together cover 48 per cent (30 June 2001: 50 per cent; 31 December 2001: 45 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off of $1,645 million (30 June 2001: $1,362 million; 31 December 2001: $1,574 million), the effective cover is 69 per cent (30 June 2001: 68 per cent; 31 December 2001: 67 per cent).

11. Called up share capital

	30.06.02	30.06.01	31.12.0
	$m	$m	$r
Equity capital			
Ordinary shares of $0.50 each	**567**	564	56
Non-equity capital			
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**152**	141	14
8¼% preference shares of £1 each	**152**	141	14
8.9% preference shares of $5 each	**5**	5	
	876	851	86

STANDARD CHARTERED PLC – NOTES (continued)

12. Shareholders' funds

	Share	Share premium	Capital reserve	Premises revaluation	Profit and loss	Tot shareholder

	capital $m	account $m	$m	reserve $m	account $m	func $
At 1 January 2002 previously published	861	2,761	5	45	3,710	7,38
Prior year adjustment (note 15)	-	-	-	16	140	15
At 1 January 2002 restated	861	2,761	5	61	3,850	7,53
Exchange translation differences	14	-	-	(1)	(52)	(39
Shares issued, net of expenses	1	11	-	-	32	4
Retained profit	-	-	-	-	200	20
Capitalised on exercise of share options	-	2	-	-	(2)	
At 30 June 2002	876	2,774	5	60	4,028	7,74
Equity interests						6,47
Non-equity interests						1,27
At 30 June 2002						7,74

13. Net interest margin and interest spread

	6 months ended 30.06.02 **%**	6 months ended 30.06.01 %	6 month ende 31.12.0 %
Net interest margin	**3.1**	3.0	3.
Interest spread	**2.9**	2.5	2.
	$m	$m	$r
Average interest earning assets	**98,077**	94,928	96,84
Average interest bearing liabilities	**86,491**	85,105	85,97

STANDARD CHARTERED PLC – NOTES (continued)

14. Consolidated cash flow statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	6	6 months	6

	months ended 30.06.02 $m	ended 30.06.01* $m	3
Operating profit	**634**	628	
Items not involving cash flow:			
Amortisation of goodwill	**68**	68	
Depreciation and amortisation of premises and equipment	**89**	84	
Loss on disposal of tangible fixed assets	**1**	-	
Gain on disposal of invested securities	**(19)**	(7)	
Amortisation of investments	**(16)**	(3)	
Charge for bad and doubtful debts and contingent liabilities	**407**	269	
Debts written off, net of recoveries	**(401)**	(374)	
Decrease in accruals and deferred income	**(149)**	(52)	
Decrease in prepayments and accrued income	**109**	176	
Adjustments for items shown separately:			
Interest paid on subordinated loan capital	**208**	164	
Net cash inflow from trading activities	**931**	953	
Net increase in cheques in the course of collection	**(2)**	(41)	
Net (increase)/decrease in treasury bills and other eligible bills	**(47)**	(19)	
Net (increase)/decrease in loans and advances to banks and customers	**(2,063)**	(6,942)	
Net increase/(decrease) in deposits from banks, customer accounts and debt securities in issue	**3,043**	7,082	
Net increase in dealing securities	**(615)**	(409)	
Net decrease/(increase) in mark-to-market adjustment	**128**	342	
Net (decrease)/increase in other accounts	**(415)**	292	
Net cash inflow from operating activities	**960**	1,258	
Analysis of changes in cash			
Balance at beginning of period	**3,549**	4,278	
Exchange translation differences	**81**	(138)	
Net cash (outflow)/inflow	**(580)**	(1,445)	

Balance at end of period	**3,050**	2,695

* Comparative restated (see note 15)

STANDARD CHARTERED PLC – NOTES (continued)

15. Change in accounting policies.

Financial Reporting Standard 19 - Deferred Tax ("FRS 19") is effective for accounting periods ending on or after 23 January 2002, and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for deferred tax, which are on a different basis to its predecessor, Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances, and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million, the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million.

In February 2002, the Urgent Issues Task Force issued Abstract 33 (UITF 33) - "Obligations in Capital Instruments". This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues.

In 2001, the £300 million 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities and the Eur500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC, in accordance with Financial Reporting Standard 4 - Capital Instruments.

As a result of complying with UITF 33 the instruments have been reclassified from minority interests (non-equity) to liabilities. The restatement of principal balances for the six months ended 30 June 2002, 30 June 2001 and 31 December 2001 are $951 million, $845 million and $878 million respectively. The associated minority interest payable reclassified to interest payable are $36 million, $23 million and $36 million for the six months ended 30 June 2002, 30 June 2001 and 31 December 2001 respectively.

Comparative figures for the six months ended 30 June 2001 and 31 December 2001 are restated to reflect these changes to accounting policy.

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 30 to 45 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes and the reasons for them are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial

information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc

Chartered Accountants 7 August 2002

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2001. Statutory accounts for 2001 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	14 August 2002
Record date	16 August 2002
Payment date – interim dividend on ordinary shares	15 October 2002

Copies of this statement are available from Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on www.standardchartered.com/investor

For further information please contact:

Steve Seagrove, Group Head of Corporate Affairs

(020) 7280 7164

Paul Marriage, Head of Media Relations

(020) 7280 7163

Benjamin Hung, Head of Investor Relations

(020) 7280 7245

The following information is available on our website www.standardchartered.com/investor

- *A pre recorded webcast of the interim results analyst presentation (available 9:30am BST)*
- *Live Webcast and Q/A session of analyst presentation in London (available 1:00pm BST)*
- *An interview with Mervyn Davies (Group Chief Executive) and Peter Sands (Group Finance Director)*
- *Slides for the Group's presentations (available 9:30am BST)*

Images of Standard Chartered and the new logo are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate and social responsibility is available at www.standardchartered.com/ourbeliefs.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:07 4 Sep 2002
Number	7640A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Sir Patrick Gillam, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) Limited A/c T1630

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchases of 2,034,929 shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust ("the Trust") to be used to satisfy future exercises under the Standard Chartered 1997 Restricted Share Schemes maturity

7) Number of shares/amount of stock acquired:

i. 250,000
ii. 300,000
iii. 315,000

iv. 250,000
v. 300,000
vi. 300,000
vii. 250,000
viii. 69,929

8) Percentage of issued class:

0.17946%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

i. 718.5p
ii. 716p
iii. 718.35p
iv. 717.75p
v. 716.5p
vi. 717.5p
vii. 720.75p
viii. 717p

13) Date of transaction:

3 September 2002

14) Date company informed:

4 September 2002

15) Total holding following this notification:

5,081,920

16) Total percentage holding of issued class following this notification

0.44819%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 4 September 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:01 3 Sep 2002
Number	7151A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Sir Patrick Gillam, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

The Royal Bank of Scotland Trust Company (Jersey) Limited A/c T1630

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchases of shares for the Standard Chartered 1995 Employees' Share Ownership Plan Trust ("the Trust") to be used to satisfy future exercises under the Standard Chartered 1997 Restricted Share Schemes maturity

7) Number of shares/amount of stock acquired:

265,000

8) Percentage of issued class:

0.02337%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

725p

13) Date of transaction:

2 September 2001

14) Date company informed:

3 September 2002

15) Total holding following this notification:

3,046,991

16) Total percentage holding of issued class following this notification

0.26872%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in 4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 3 September 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	18:08 6 Sep 2002
Number	8913A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 SEPTEMBER 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE BETWEEN 6 MONTHS AND 5 YEARS AND 6 MONTHS FROM THE DATE OF GRANT.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

2,957 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

559.5P

22) Total number of shares or debentures over which options held following this notification:

316,254

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 6 SEPTEMBER 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Circ re. Interim Results
Released	17:08 30 Aug 2002
Number	6024A

Circular re 2002 Interim Results and Dividend.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS.

Tel.no. (0) 20 76761000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	18:09 6 Sep 2002
Number	8916A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

6 SEPTEMBER 2002

18) Period during which or date on which exercisable:

THE OPTION IS EXERCISABLE BETWEEN 6 MONTHS AND 5 YEARS AND 6 MONTHS FROM THE DATE OF GRANT

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

2,957 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

559.5p

22) Total number of shares or debentures over which options held following this notification:

1,058,546

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 6 SEPTEMBER 2002

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	13:07 23 Aug 2002
Number	3311A

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**	2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **THE SHAREHOLDER NAMED IN 2 AND ITS THREE AFFILIATES, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL INC. AND CAPITAL GUARDIAN TRUST COMPANY**	4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LIST**

5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**

9. Class of security **ORDINARY SHARES OF USD0.50 EACH**	10. Date of transaction **16 AUGUST 2002**	11. Date company informed **22 AUGUST 2002**
12. Total holding following this notification	13. Total percentage holding of issued	

39,477,548	class following this notification **3.48%**

14. Any additional information	15. Name of contact and telephone number for queries LUCY SCHAFFER 020 7280 7169
16. Name and signature of authorised company official responsible for making this notification .... Terry Skippen, Assistant Secretary Date of notification: 23 August 2002	

The Capital Group Companies, Inc

Capital Guardian Trust Company

Registered Holders	Shares
State Street Nominees Limited	4,809,100
Bank of New York Nominees	752,500
Chase Nominees Limited	13,500,352
BT Globenet Nominees Limited	312,598
Midland Bank PLC	7,002,938
Deutsche Bank Mannheim	600
Bankers Trust	1,361,200
Barclays Bank	692,000
Citibank London	505,200
Nortrust Nominees Limited	4,289,700
Royal Bank of Scotland	16,400
MSS Nominees Limited	58,600
State Street Bank & Trust Co.	23,500
"New Account" Nominee Information Not Available	217,000
Citibank NA	23,500
Deutsche Bank AG	1,500
HSBC Bank PLC	4,800

ROY Nominees Limited	31,300
Mellon Nominees (UK) Limited	487,100
	34,089,888

Capital International S.A.

Registered Holders	Shares
State Street Nominees Limited	8,600
Chase Nominees Limited	911,351
Midland Bank PLC	22,200
Barclays Bank	21,100
Brown Bros.	23,800
Nortrust Nominees Limited	11,500
Morgan Stanley	13,000
Royal Bank of Scotland	371,500
Lloyds Bank	55,800
RBSTB Nominees Limited	11,700
Deutsche Bank AG	36,900
HSBC Bank PLC	47,200
	1,534,651

Capital International, Inc

Registered Holders	Shares
State Street Nominees Limited	998,271
Bank of New York Nominees	359,648
Chase Nominees Limited	1,655,046
Midland Bank PLC	20,500
Deutsche Bank Mannheim	13,000
Bankers Trust	12,000
Citibank London	7,300
Nortrust Nominees	348,800
Royal Bank of Scotland	57,000
State Street Bank & Trust Co.	240,700
Citibank	14,700

Citibank NA	71,772
Deutsche Bank AG	17,000
Chase Manhattan Nominee Limited	9,072
HSBC Bank PLC	28,200
	3,853,009

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Redemption of Stock
Released	18:17 21 Aug 2002
Number	2670A

21 August 2002

For immediate release

Notice of early redemption of debt

Standard Chartered PLC

£100,000,000 12 7/8 per cent. Unsecured Loan Stock 2002/2007

Standard Chartered announces that it has today dispatched to holders of the above stock a formal notice informing them that, in accordance with the provisions of the stock, it has elected to redeem the whole of the stock outstanding at par on 30 September 2002.

Settlement details are contained in the notice, or can be obtained from

Computershare Investor Services PLC, telephone number: 0870 702 0100

Contact at Standard Chartered PLC: Terry Skippen, telephone number: 020 7280 7109

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